Filed Pursuant to Rule 424(b)(3)

Registration No. 333-153135

SUPPLEMENT NO. 16

DATED MARCH 22, 2013

TO THE PROSPECTUS DATED APRIL 25, 2012

OF BLUEROCK MULTIFAMILY GROWTH REIT, INC.

This Supplement No. 16 supplements, and should be read in conjunction with, the prospectus of Bluerock Multifamily Growth REIT, Inc., formerly known as Bluerock Enhanced Multifamily Trust, Inc. (the “Company”), dated April 25, 2012, and Cumulative Supplement No. 14 dated February 1, 2013 and Supplement No. 15 dated March 13, 2013.  Unless otherwise defined in this Supplement No. 16, capitalized terms used have the same meanings as set forth in the prospectus.  The purpose of this Supplement No. 16 is to disclose the following:

•	the status of our initial public offering;

•	information about financial support from, and deferral of certain fees and expenses by, our sponsor;

•	“Management’s Discussion and Analysis of Financial Condition and Results of Operations” similar to that filed in our annual report on Form 10-K for the period ended December 31, 2012;

•	experts’ language; and

•	our audited financial statements and the notes thereto as of the year ended December 31, 2012.

Status of our Initial Public Offering

We commenced our initial public offering on October 15, 2009, pursuant to which we are offering up to $1,000,000,000 in shares of our common stock in a primary offering at $10.00 per share. We are also offering up to $285,000,000 in shares of our common stock under our distribution reinvestment plan (“DRP”) at an initial price of $9.50 per share.

As of March 18, 2013, we had accepted aggregate gross offering proceeds of $21.7 million related to the sale of 2,243,227 shares of common stock, exclusive of DRP shares. Solicitations are not currently being made to, nor subscriptions accepted from, residents of Pennsylvania, Kansas, West Virginia or Ohio.

On September 20, 2012, we filed a registration statement on Form S-11 with the U.S. Securities and Exchange Commission, or the SEC, to register 50,000,000 shares of our common stock (exclusive of shares to be sold pursuant to the Company’s distribution reinvestment program) at a price of $10.00 per share (subject to certain volume discounts described in the prospectus), for maximum aggregate gross offering proceeds of $500.0 million, pursuant to a follow-on offering to this offering (the “Follow-On Offering”). As permitted by Rule 415 under the Securities Act, we will now continue this offering until the earlier of April 13, 2013 or the date the SEC declares the registration statement for the Follow-On Offering effective.

Sponsor’s Agreement to Provide Us Financial Support and to Defer Payment of Certain Fees

On March 13, 2013, our sponsor, Bluerock Real Estate, LLC, confirmed its agreement to provide financial support to us sufficient for us to satisfy all of our obligations and debt service requirements as they come due until at least March 14, 2014 and will satisfy, on a timely basis, all of our liabilities and obligations that we are unable to satisfy when due from March 13, 2013, through and including March 14, 2014. In addition, our sponsor has agreed to defer payment, if needed, of current year property and asset management fees and operating expenses that are allocated to us, acquisition fees, property and asset management fees and other costs, and operating expenses which have been accrued as of December 31, 2012, and offering costs advanced on our behalf. In addition, our sponsor, which has management control of the affiliates that are lenders to us, has the authority to extend and will extend the SOIF LOC beyond October 2, 2013, for at least another six month term, depending on our ability to repay that obligation.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis should be read in conjunction with the accompanying consolidated financial statements of Bluerock Multifamily Growth REIT, Inc., and the notes thereto. As used herein, the terms “we,” “our” and “us” refer to Bluerock Multifamily Growth REIT, Inc., a Maryland corporation, and, as required by context, Bluerock Multifamily Holdings, L.P., a Delaware limited partnership, which we refer to as our “operating partnership,” and to their subsidiaries. Also see “Forward-Looking Statements” preceding Part I.

Overview

We were incorporated as a Maryland corporation on July 25, 2008, and have elected to be taxed, and currently qualify, as a REIT for federal income tax purposes.

As of May 20, 2010, we had received gross offering proceeds sufficient to satisfy the minimum offering amount. Accordingly, we broke escrow with respect to subscriptions received from all states in which our shares are currently being offered. As of the year ended December 31, 2012, we raised $21,111,894 in gross proceeds. A primary use of funds was the pay down of affiliate notes and short term debt of approximately $3,834,578. Our Total Equity increased $11,422,846 from a deficit of $384,885 as of December 31, 2011 to equity of $11,037,961 as of December 31, 2012.  The increase in our Total Equity is primarily attributable to the $21,111,894 in gross proceeds raised along with a $2,153,749 gain on the sale of Meadowmont and a $12,170,005 gain on business combinations, not including any acquisition or disposition costs.   As of March 4, 2013, we had accepted aggregate gross offering proceeds of $21,372,649.  We will experience a relative increase in liquidity as we accept additional subscriptions for shares and a relative decrease in liquidity as we spend net offering proceeds in connection with the acquisition, development and operation of our Company.

We intend to make reserve allocations as necessary to aid our objective of preserving capital for our investors by supporting the maintenance and viability of properties we acquire. If reserves and any other available income become insufficient to cover our operating expenses and liabilities, it may be necessary to obtain additional funds by borrowing, refinancing properties or liquidating our investment in one or more properties. There is no assurance that such funds will be available or, if available, that the terms will be acceptable to us.

We have elected to be taxed as a REIT under Sections 856 through 860 of the Internal Revenue Code, as amended, and have qualified beginning with our taxable year ended December 31, 2010. In order to qualify as a REIT, we must distribute to our stockholders each calendar year at least 90% of our taxable income (excluding net capital gains). If we qualify as a REIT for federal income tax purposes, we generally will not be subject to federal income tax on income that we distribute to our stockholders. If we fail to qualify as a REIT in any taxable year, we will be subject to federal income tax on our taxable income at regular corporate rates and will not be permitted to qualify as a REIT for four years following the year in which our qualification is denied. Such an event could materially and adversely affect our net income and results of operations. We intend to continue to organize and operate in such a manner as to remain qualified as a REIT.

Our Investment Strategy

We intend to achieve our investment objectives by acquiring a diverse portfolio of real estate. We plan to diversify our portfolio by investment type, size, property location and risk with the goal of attaining a portfolio of real estate that will generate attractive returns for our investors with the potential for capital appreciation. Our targeted portfolio allocation is as follows:

•	Class A Multifamily. We intend to allocate approximately 55% of our portfolio to investments in acquiring and developing well-located, primarily Class A apartment properties with strong and stable cash flows, typically located in our demographically attractive target regions with relatively high expectations of rent growth. As appropriate, we intend to implement our Advisor’s Growth Strategy at these properties, which we anticipate will create sustainable long-term increases in property value and generate attractive returns for our investors by, among other benefits, generating higher rental revenue and reducing resident turnover.

•	Value-Added Residential. We intend to allocate approximately 45% of our portfolio to investments in well-located residential properties that could offer the potential for capital appreciation through repositioning, renovation or redevelopment. In addition, we will seek to acquire properties available at opportunistic prices from distressed or time-constrained sellers in need of liquidity. As appropriate, we intend to implement our Advisor’s Growth Strategy at these properties as well.

Although we intend to diversify our portfolio by geographic location, we expect to focus on four demographically attractive regions which we believe provide high potential for attractive returns. These regions include: Florida/Georgia; Tennessee; North/South Carolina; and Texas. Within these states, we will seek to focus on submarkets where affiliates of Bluerock have established relationships, transaction history, market knowledge and potential access to ‘‘off-market’’ investments, as well as an ability to direct property management and leasing operations efficiently.

Our preferred target regions have several distinct characteristics which may include: projected short and long-term employment growth, a diverse and growing economic base driven by the presence of major colleges and universities, technology, and the health care industry, markets dominated with a younger, more educated demographic profile, right to work states, robust infrastructures, high quality of life, and favorable renter economics.

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Although the above outlines our target portfolio, we may make adjustments based on, among other things, prevailing real estate market conditions and the availability of attractive investment opportunities. We will not forego an attractive investment because it does not fit within our targeted asset class or portfolio composition. We may use the proceeds of the Initial Public Offering or Follow-On Offering to purchase or invest in any type of real estate investment which we determine is in the best interest of our stockholders, subject to the provisions of our charter which limit certain types of investments.

We do not intend to invest in or originate first and second mortgages, subordinated, bridge and other real estate-related loans, debt securities related to or secured by real estate assets, or common and preferred equity securities, including equity securities of other REITs or real estate companies. Excluded from this category are joint venture investments in which we exercise some control. Although we do not intend to make such investments, our charter does not limit the amount of gross offering proceeds that we may apply to loan investments. Our charter also does not place any limit or restriction on the percentage of our assets that may be invested in any type of loan or in any single loan, or the types of properties subject to mortgages or other loans in which we could invest.

Our primary objectives are to raise capital and to take advantage of favorable investment opportunities. We believe that the current economic environment will result in investment opportunities for many high-quality real estate investments. To the extent that we have capital available to invest, we plan to actively pursue investment opportunities to continue to execute our business plan.

Results of Operations

The SEC declared the registration statement for our best efforts Initial Public Offering effective on October 15, 2009. On July 5, 2011, we provided our former dealer manager, Select Capital, with notice that we consider the Dealer Manager Agreement with Select Capital entered into on October 15, 2009 to have been terminated, effective immediately. In addition, on July 5, 2011, we entered into a dealer manager agreement with Bluerock Capital Markets, our affiliate, pursuant to which it assumed dealer manager responsibilities for the remainder of the Initial Public Offering. The dealer manager is responsible for marketing our shares in the Initial Public Offering and is expected to provide these services in our Follow-On Offering.

Our management is not aware of any material trends or uncertainties, favorable or unfavorable, other than national economic conditions affecting our targeted portfolio, the apartment housing industry and real estate generally, which may be reasonably anticipated to have a material impact on the revenues or incomes to be derived from the operation of our assets. Our results of operations for the year ended December 31, 2012 are not indicative of those expected in future periods as we are still in our organizational and development stage.

Note 3, “Business Combinations and Sale of Joint Venture Equity Interests,” to our Notes to the Consolidated Financial Statements provides a discussion of the various purchases and sales of joint venture equity interests during the year. These transactions have resulted in material changes to the presentation of our financial statements.

The following is a summary of our operating investments as of the year ended December 31, 2012:

Multifamily Community	Date Acquired	Number of Units	Our Ownership Interest in Property Owner	Occupancy %	NOI (in thousands)	Debt Service Coverage Ratio

Springhouse at Newport News	12/03/2009	432	38.25%	93%	$2,463	1.71

The Reserve at Creekside Village	03/31/2010	192	24.70%	89%	$1,292	1.81

The Estates at Perimeter	09/01/2010	240	25.00%	91%	$1,701	2.13

Gardens at Hillsboro Village	09/30/2010	201	12.50%	92%	$2,548	2.52

Enders Place at Baldwin Park	10/02/2012	198	48.40%	95%	$567	2.71

MDA City Apartments	12/17/2012	190	35.31%	91%	$115	1.31

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Year ended December 31, 2012 as compared to the year ended December 31, 2011

Revenues, property operating expenses, management fees, depreciation and amortization, real estate taxes and insurance increased due to the various equity interest investments entered into during the year ended December 31, 2012, including additional equity interest in the Springhouse and Creekside properties, the acquisition of the Enders property and, to a lesser extent, the acquisition of the MDA property, which was acquired on December 17, 2012. The structure of these business combinations allowed the Company to report consolidated financial information, not allowable in previous reporting periods. All items increased from zero to the following: Revenues: $4,525,657, property operating expenses: $1,084,420, management fees: $176,213, depreciation and amortization: $2,836,042, real estate taxes and insurance: $586,936, and acquisition costs related to the equity investment interests discussed above: $3,287,051.

General and administrative expense decreased $1,701,095 from $3,564,948 for the year ended December 31, 2011 to $1,863,853 for the year ended December 31, 2012. In 2010, the Company recorded expenses up to the 2% limitation of its average invested assets in its income statement and the remainder was recorded as a receivable for the expenses exceeding the 2% threshold until board approval in the first quarter of 2011, resulting in a significant increase over the prior year’s recorded amount. Upon approval, these costs totaling $1,646,818 were expensed in the first quarter of 2011. For the year ended December 31, 2012, the amounts represent only those expenses incurred during the period.

Gain on business combinations was as a result of the business combination from the Company’s additional equity purchases in Springhouse and Creekside in June 2012, which resulted in a revaluation gain of $3,527,620, and from the acquisition of MDA Apartments, which resulted in a gain of $8,642,385. There were no business combinations in the year ended December 31, 2011.

Gain on sale of joint venture interests increased as a result of the Company’s sale of its investment in Meadowmont in June 2012, resulting in a gain of $2,014,533, net of disposition fees. There were no sales of joint venture interests in the year ended December 31, 2011.

Interest expense increased $861,549 from $346,562 for the year ended December 31, 2011 to $1,208,111 for the year ended December 31, 2012.  The higher interest expense is the result of amortizing the fair value debt adjustment resulting from the consolidation of the Springhouse and Creekside properties late in the second quarter of 2012 and the interest expense associated with the affiliate working capital line of credit, offset by lower average balance of amounts outstanding on our notes payable.

Year ended December 31, 2011 as compared to the year ended December 31, 2010

Asset management and oversight fees to affiliates increased $106,720 from $223,436 for the year ended December 31, 2010 to $330,156 for the year ended December 31, 2011. The increase is due to the acquisitions made during 2010 and represents the asset management fee due, but unpaid, to the Advisor. We expect asset management fees to increase in future periods as a result of anticipated future acquisitions of real estate and real estate-related investments.

Acquisition costs to affiliates was zero for the year ended December 31, 2011 as there were no acquisitions.

General and administrative expenses increased $3,250,257 from $314,691 for the year ended December 31, 2010 to $3,564,948 for the year ended December 31, 2011. In 2010, we expensed allowable expenses up to the 2% limitation of our average invested assets in our income statement and the remainder was recorded as a receivable for the expenses exceeding the 2% threshold until approved by the board during the first quarter of 2011, resulting in a significant increase over the prior year’s recorded amount. Upon approval, these costs totaling $1,646,818 were expensed in 2011. All other amounts represent all expenses incurred during the periods.

Equity loss of unconsolidated joint ventures decreased by $1,073,559 from a loss of $1,147,224 for the year ended December 31, 2010 to a loss of $73,665 for the year ended December 31, 2011. This represents our ownership share of net income (loss) from our real estate investments as detailed in Note 4 (Equity Method Investments) to our consolidated financial statements. The 2011 results included a full year of operating activity at all owned properties. Additionally, 2010 included one-time acquisitions costs incurred during the year for the properties purchased. While revenue variations may occur at any of our properties, the Augusta and Springhouse properties’ revenues are specifically subject to unplanned troop deployment.

Organization and Offering Costs

Our organization and offering costs (other than selling commissions and dealer manager fees) may be paid by our Advisor, our dealer manager or their affiliates on our behalf. Other offering costs include all expenses to be incurred by us in connection with our Initial Public Offering. Organization costs include all expenses incurred by us in connection with our formation, including but not limited to legal fees and other costs to incorporate. Organization costs are expensed as incurred and offering costs, which include selling commissions and dealer manager fees, are charged as incurred as a reduction to stockholders’ equity.

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Pursuant to the advisory agreement and the dealer manager agreement, we are obligated to reimburse our Advisor, the dealer manager or their affiliates, as applicable, for organization and other offering costs paid by them on our behalf; however, our Advisor is obligated to reimburse us to the extent selling commissions, dealer manager fees and organization and other offering costs incurred by us exceed 15% of gross proceeds from our Initial Public Offering. Through December 31, 2012, including shares issued through our distribution reinvestment plan, we had sold 2,255,283 shares in the offering for gross offering proceeds of $21,111,894 and recorded organization costs of $49,931, other offering costs of $3,380,792 and selling commissions and dealer manager fees of $1,994,749. In addition, our Advisor has incurred on our behalf $2,407,524 of offering costs which will become payable as additional offering proceeds are raised to the extent that selling commissions, dealer manager fees and other organization and offering costs do not exceed 15% of gross offering proceeds.

Operating Expenses

Under our advisory agreement, our Advisor and its affiliates have the right to seek reimbursement from us for all costs and expenses they incur in connection with their provision of services to us, including our allocable share of our Advisor’s overhead, such as rent, employee costs, utilities and information technology costs. We do not, however, reimburse our Advisor for personnel costs in connection with services for which our Advisor receives acquisition, asset management or disposition fees or for personnel costs related to the salaries of our executive officers. From January 1, 2009 through March 31, 2011, our Advisor and its affiliates incurred $677,415. Our charter limits our total operating expenses at the end of the four preceding fiscal quarters to the greater of (A) 2% of our average invested assets, or (B) 25% of our net income determined (1) without reductions for any additions to reserves for depreciation, bad debts or other similar non-cash reserves and (2) excluding any gain from the sale of our assets for the period, notwithstanding the above limitation, we may reimburse amounts in excess of the limitation if a majority or our independent directors determines that such excess amounts were justified based on unusual and non-recurring factors. Due to the limitations discussed above and because operating expenses incurred directly by us have exceeded the 2% threshold, the amount due to the Advisor had not been recorded in the financial statements as of December 31, 2010. Further, $973,607 had been recorded as a receivable from the Advisor as of December 31, 2010 for the excess operating expenses incurred directly by us over the 2% threshold. Our Board of Directors, including all of our independent directors, reviewed our total operating expenses for the four fiscal quarters ended December 31, 2009 (and the four fiscal quarters ended each quarter after) and an estimate of our total operating expenses for the four fiscal quarters to end March 31, 2011 and unanimously determined the excess amounts to be justified because of the costs of operating a public company in our early stages of operating. Upon approval of these costs on March 22, 2011, $1,646,818 of total costs were expensed and $677,415 became a liability to us, payable to our Advisor and its affiliates, which was then paid in the third quarter of 2012. The Board of Directors has approved such expenses, all 2012 and 2011 operating expenses have been expensed as incurred. As of December 31, 2012, $677,415 has been paid to the Advisor.

Liquidity and Capital Resources

Pursuant to our Initial Public Offering, we are offering a maximum of $1.0 billion in shares of our common stock in our primary offering, at an offering price of $10.00 per share, with discounts available for certain categories of purchasers. We also are offering up to $285.0 million in shares pursuant to our distribution reinvestment plan at $9.50 per share. On September 20, 2012, we filed a registration statement on Form S-11 with the SEC, to register $500.0 million in shares of our common stock (exclusive of shares to be sold pursuant to the Company’s distribution reinvestment program) at a price of $10.00 per share (subject to certain volume discounts described in the prospectus), and $50.0 million in shares of its common stock to be sold pursuant to our distribution reinvestment plan at $9.50 per share, pursuant to our Follow-On Offering. As permitted by Rule 415 under the Securities Act, we will now continue the Initial Public Offering until the earlier of April 13, 2013 or the date the SEC declares the registration statement for the Follow-On Offering effective.

Our principal demands for cash will be for acquisition costs, including the purchase price of any properties we acquire, and construction, renovation and development costs and the payment of our operating and administrative expenses, continuing debt service obligations and distributions to our stockholders. Generally, we will fund our acquisitions from the net proceeds of our Initial Public Offering. We intend to acquire our assets with cash and mortgage or other debt, but we may acquire assets free and clear of permanent mortgage or other indebtedness by paying the entire purchase price for the asset in cash or in units of limited partnership interest in our operating partnership. Due to the delay between the sale of our shares and our acquisitions, there may be a delay in the benefits to our stockholders, if any, of returns generated from our investments.

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We generally expect to meet our short-term liquidity requirements, such as our operating and administrative expenses, continuing debt service obligations and the payment of distributions, through net cash provided by operations and net proceeds raised in our public offering. Operating cash flow is expected to increase as additional investments are added to our portfolio. We are continuing to raise proceeds in our ongoing Initial Public Offering; however, we suspended our offering on November 17, 2010 in order to restate our financial statements and selling efforts did not recommence until March 2, 2011. In order to fund general working capital while our offering was suspended, on January 20, 2011, we entered a loan agreement for a line of credit with an affiliate of our Sponsor that permits us to borrow up to $500,000. On January 20, 2012, the maturity date of the line of credit was extended to July 20, 2012. We borrowed and paid back in full $150,000 during 2011 and did not borrow further from the line prior to its maturity date. Our current corporate operating expenses exceed the cash flow received from our investments in real estate joint ventures. If the rate at which we raise offering proceeds does not improve significantly, our general and administrative costs will remain higher relative to the size of our portfolio and we may be required to incur additional debt to fund our operations. To the extent cash on hand is not sufficient to meet our short-term liquidity requirements, we expect to utilize credit facilities obtained from affiliated or unaffiliated third parties.

Our Sponsor has agreed to provide financial support to our Company sufficient for us to satisfy our obligations and debt service requirements, excluding the affiliate working capital line of credit, as they come due until at least March 14, 2014, and satisfy all liabilities and obligations of our Company that we are unable to satisfy when due through March 14, 2014. Our Sponsor has also agreed to defer payment by the Company as needed of asset management fees, acquisition fees and organizational and offering costs incurred by the Company and has also agreed to defer current year reimbursable operating expenses as well as to fund any cash shortfall, as necessary.

In addition, our policy is generally to pay distributions from cash flow from operations. However, all of our distributions to date have been paid from proceeds from our public offering, borrowings and the sale of assets, and may in the future be paid from additional sources, such as from advances from our Advisor and our Advisor’s deferral of its fees and expense reimbursements.  None of our distributions for the years ended December 31, 2012 or 2011 were funded with our cash from operations for those same periods. We expect to meet our long-term liquidity requirements, such as scheduled debt maturities and repayment of short-term financing of future property acquisitions, through long-term secured and unsecured borrowings.

Potential future sources of capital include proceeds from the sale of shares of common stock in our Follow-On Offering, secured or unsecured financings from banks or other lenders, establishing additional lines of credit, proceeds from the sale of properties and undistributed cash flow.

Our charter prohibits us from incurring debt that would cause our borrowings to exceed 300% of our net assets unless a majority of our independent directors approves the borrowing. Our charter also requires that we disclose the justification for any borrowings in excess of the 300% leverage guideline in the next quarterly report. As of December 31, 2012, the percentage of our borrowings to our net assets was below the 300% guideline.

As of July 5, 2011, Bluerock Capital Markets, an affiliate of us and our Advisor, assumed the role of dealer manager for the remainder of the Initial Public Offering. Prior to July 5, 2011, Select Capital Corporation, a third party, served as dealer manager for the Initial Public Offering. If Bluerock Capital Markets is unsuccessful in its efforts to market the Initial Public Offering or the Follow-On Offering (to the extent it becomes effective with the SEC), our liquidity will be adversely affected which would adversely affect our ability to fund our ongoing operations and make acquisitions.

Cash Flows

Year ended December 31, 2012 as compared to the year ended December 31, 2011

Cash Flows from Operating Activities

As of December 31, 2012, we owned indirect equity interests in six operating apartment properties and one development apartment property. During the year ended December 31, 2012, net cash used in operating activities was $2,048,484. Net income of $7,365,308 was adjusted for the following non-cash items:

•	Gain on business combinations of $12,170,005
•	Gain on sale of Meadowmont joint venture interests of $2,014,533;
•	Depreciation and amortization of $2,836,042;
•	Amortization of fair value debt adjustment of $245,231;
•	Cash distributions received for our unconsolidated joint ventures of $607,477;
•	Stock-based compensation of $81,250; and
•	Income in unconsolidated joint ventures of $13,435. This amount includes our pro-rata share of (1) non-cash adjustment for the depreciation and amortization at the property level and (2) any non-recurring acquisition costs incurred in the year we acquired our indirect equity interest in the property for our unconsolidated joint ventures.

The net cash provided by operating activities consisted of the following:

•	Decrease in accounts receivable, prepaids and other assets of $249,357.
•	Increase in accounts payable and accrued liabilities of $887,934; and
•	Increase in due to affiliates of $367,353.

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Cash Flows from Investing Activities

Cash flows from investing activities are primarily due to the purchasing or selling of our joint venture interests in various multifamily properties. During the year ended December 31, 2012, net cash flows used in investing activities was $10,851,725 and consisted of the following:

•	Increase in restricted cash of $96,663;
•	Acquisition of consolidated real estate investments net of cash acquired of $12,147,078;
•	Additions to our consolidated real estate investments of $1,289,149; and
•	Investment in unconsolidated real estate joint ventures of $6,457.

This was offset by:

•	Proceeds from the sale of our joint venture interest in the Meadowmont property of $2,957,622.

Cash Flows from Financing Activities

Our cash flows from financing consist primarily of proceeds from the Initial Public Offering and repayments/proceeds from affiliate loans less distributions paid to our stockholders.

For the year ended December 31, 2012, net cash provided by financing activities was $15,268,802, which consisted of the following:

•	Borrowings on our line of credit of $11,935,830; and
•	$10,772,771 of gross offering proceeds related to our Initial Public Offering, net of (1) payments of commissions on sales of common stock and related dealer manager fees in the amount of $1,036,363, and (2) offering costs paid by us directly in the amount of $840,484.

This was offset by:

•	Notes payable repayment of $3,834,578;
•	Redemption of common stock of $271,772;
•	Distributions to noncontrolling interests of $398,116; and
•	$695,466 of net cash distributions, after giving effect to distributions reinvested by stockholders of $454,712.

Year ended December 31, 2011 as compared to the year ended December 31, 2010

Cash Flows from Operating Activities

As of December 31, 2011, we owned indirect equity interests in five real estate properties. During the year ended December 31, 2011, net cash used in operating activities was $1,051,693 and primarily consisted of our net loss of $4,315,331. This was offset by the following increases in our cash from operations:

•	cash distributions received from our unconsolidated joint ventures of $904,949;
•	increase in due to affiliates of $2,144,589; and
•	Non-cash adjustments that increase our cash flow from operations:
o	a non-cash adjustment for director’s stock compensation of $68,125;
o	loss in unconsolidated joint ventures of $73,665, which includes our pro-rata share of (1) non-cash adjustment for the depreciation and amortization at the property level, (2) any non-recurring acquisition costs incurred in the year we acquired our indirect equity interest in the property.

Cash Flows from Investing Activities

Our cash used in investing for the year ended December 31, 2011 was $63,901 for the additional capital needs related to our indirect equity interests in the real estate properties indicated above.

Cash Flows from Financing Activities

Our cash flows from financing consist primarily of proceeds from the Initial Public Offering (which offering we temporarily suspended from November 17, 2010 until March 2, 2011 in connection with our determination to restate certain of our financial statements) and proceeds from affiliate loans less distributions paid to our stockholders.

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For the year ended December 31, 2011, net cash provided by financing activities was $1,410,927, which consisted of the following:

•	$4,135,093 of gross offering proceeds related to our Initial Public Offering, net of (1) payments of commissions on sales of common stock and related dealer manager fees in the amount of $393,057, (2) and offering costs paid by us directly in the amount of $901,612;
•	$150,000 of proceeds from affiliate loans.

This was offset by:

•	$366,163 of net cash distributions, after giving effect to distributions reinvested by stockholders of $212,767;
•	repayment on notes payable of $1,150,000; and
•	redemption of common stock of $63,334.

Funds from Operations and Modified Funds from Operations

Funds from operations (“FFO”) is a non-GAAP financial measure that is widely recognized as a measure of REIT operating performance.  We consider FFO to be an appropriate supplemental measure of our operating performance as it is based on a net income analysis of property portfolio performance that excludes non-cash items such as depreciation. The historical accounting convention used for real estate assets requires straight-line depreciation of buildings and improvements, which implies that the value of real estate assets diminishes predictably over time. Since real estate values historically rise and fall with market conditions, presentations of operating results for a REIT, using historical accounting for depreciation, could be less informative. We define FFO, consistent with the National Association of Real Estate Investment Trusts (“NAREITs”) definition, as net income, computed in accordance with GAAP, excluding gains (or losses) from sales of property, plus depreciation and amortization of real estate assets, and after adjustments for unconsolidated partnerships and joint ventures. Adjustments for unconsolidated partnerships and joint ventures will be calculated to reflect FFO on the same basis.

In addition to FFO, we use modified funds from operations ("Modified Funds from Operations" or "MFFO"), as defined by the Investment Program Association (“IPA”). MFFO excludes from FFO the following items:

(1)	acquisition fees and expenses;
(2)	straight line rent amounts, both income and expense;
(3)	amortization of above or below market intangible lease assets and liabilities;
(4)	amortization of discounts and premiums on debt investments;
(5)	gains or losses from the early extinguishment of debt;
(6)	gains or losses on the extinguishment or sales of hedges, foreign exchange, securities and other derivative holdings except where the trading of such instruments is a fundamental attribute of our operations;
(7)	gains or losses related to fair value adjustments for derivatives not qualifying for hedge accounting, including interest rate and foreign exchange derivatives;
(8)	gains or losses related to consolidation from, or deconsolidation to, equity accounting;
(9)	gains or losses related to contingent purchase price adjustments; and
(10)	adjustments related to the above items for unconsolidated entities in the application of equity accounting.

We believe that MFFO is helpful in assisting management, investors and analysts assess the sustainability of our operating performance, and in particular, after our offering and acquisition stages are complete primarily because it excludes acquisition expenses that affect property operations only in the period in which the property is acquired. As we are currently in our offering and acquisition stage, we expect that the exclusion of acquisition expense will be our most significant adjustment for the near future. We have incurred $3,287,051 of acquisition expense during the year ended December 31, 2012. There were no acquisition expenses incurred during the year ended December 31, 2011.

In evaluating investments in real estate, including both business combinations and investments accounted for under the equity method of accounting, management's investment models and analysis differentiate costs to acquire the investment from the operations derived from the investment. Acquisition costs related to business combinations are to be expensed.  We believe by excluding expensed acquisition costs, MFFO provides useful supplemental information that is comparable for each type of our real estate investments and is consistent with management's analysis of the investing and operating performance of our properties.  In addition, it provides investors with information about our operating performance so they can better assess the sustainability of our operating performance after our offering and acquisition stages are completed.  Acquisition expenses include those incurred with our Advisor or third parties. Table 1 presents our calculation of FFO and MFFO for the years ended December 31, 2012 and 2011.

Because we have been raising capital in our Initial Public Offering since our inception, did not commence real estate operations until the end of 2009, made several additional equity investments in 2010, made no investments in 2011 and made additional equity investments in 2012 as well as one disposition, the results presented in Table 1 below are not directly comparable and should not be considered an indication of our future operating performance. Table 2 presents additional information about our MFFO on a property-level basis and presents our calculation of our pro-rata share of our investments’ MFFO for the year ended December 31, 2012.

8

TABLE 1	Year Ended December 31,
	2012	2011

Net income (loss) available to common shareholders(1)	$3,920,841	$(4,315,331)
Add: Pro-rata share of investments
depreciation and amortization(2)	1,727,471	1,045,949
	5,648,312	(3,269,382)
Less: Pro-rata share of investments
gain on sale of joint venture interest and	(2,153,749)	-
gain on revaluation of equity on business combinations	(6,579,463)	-
FFO	$(3,084,900)	$(3,269,382)
Add: Pro-rata share of investments
acquisition and disposition costs	1,932,816	-
MFFO	$(1,152,084)	$(3,269,382)

(1)	The net loss for the year ended December 31, 2011 includes $1,646,818 of excess operating expenses approved by our Board of Directors on March 22, 2011 relating to our total operating expenses for the four fiscal quarters ended December 31, 2009 and the four fiscal quarters ended each quarter thereafter through March 31, 2011.
(2)	The real estate depreciation and amortization amount includes our share of consolidated real estate-related depreciation and amortization of intangibles, less amounts attributable to noncontrolling interests, and our similar estimated share of unconsolidated depreciation and amortization, which is included in earnings of our unconsolidated real estate joint venture investments.

TABLE 2	Twelve Months Ended December 31, 2012
	Springhouse	Creekside	Meadowmont	Augusta	Hillsboro	Enders	MDA	Berry Hill	Total
Pro-rata share of properties’ income	$355,604	$114,450	$77,570	$214,632	$175,308	$140,033	$7,654	$(44,956)	$1,040,295
Less:
Depreciation and amortization	(768,350)	(252,574)	(109,625)	(196,775)	(106,369)	(244,061)	(49,717)	-	(1,727,471)
Affiliate loan interest, net	(11,151)	-	-	(67,417)	(21,697)	(78,263)	(20,827)	(52,175)	(251,530)
Asset management and oversight fees	(110,797)	(37,698)	(36,815)	(64,002)	(40,611)	(19,741)	(6,032)	-	(315,696)
Acquisition and disposition costs	(37,210)	(39,950)	(139,216)	-	-	(718,579)	(721,208)	(276,653)	(1,932,816)
Corporate operating expenses(1)	(212,121)	(91,161)	(140,379)	(78,291)	(66,494)	(242,434)	(532,001)	(262,272)	(1,625,153)
Add:
Gain on sale of joint venture interest	-	-	2,153,749	-	-	-	-	-	2,153,749
Gain on revaluation of equity on business combinations	2,284,657	1,242,964	-	-	-	-	3,051,842	-	6,579,463
Net income (loss)	$1,500,632	$936,031	$1,805,284	$(191,853)	$(59,863)	$(1,163,045)	$1,729,711	$(636,056)	$3,920,841
Add:
Depreciation and amortization	768,350	252,574	109,625	196,775	106,369	244,061	49,717	-	1,727,471
Less:
Gain on sale of joint venture interest	-	-	(2,153,749)	-	-	-	-	-	(2,153,749)
Gain on revaluation of equity on business combinations	(2,284,657)	(1,242,964)	-	-	-	-	(3,051,842)	-	(6,579,463)
FFO	$(15,675)	$(54,359)	$(238,840)	$4,922	$46,506	$(918,984)	$(1,272,414)	$(636,056)	$(3,084,900)
Add:
Acquisition and disposition costs	37,210	39,950	139,216	-	-	718,579	721,208	276,653	1,932,816

MFFO	$21,535	$(14,409)	$(99,624)	$4,922	$46,506	$(200,405)	$(551,206)	$(359,403)	$(1,152,084)

(1)	Corporate operating expenses have been allocated amongst our portfolio based on the percentage of our investment in the joint venture to our total investments in joint ventures.

9

Operating cash flow, FFO and MFFO may also be used to fund all or a portion of certain capitalizable items that are excluded from FFO and MFFO, such as tenant improvements, building improvements and deferred leasing costs.

Presentation of this information is intended to assist the reader in comparing the sustainability of the operating performance of different REITs, although it should be noted that not all REITs calculate FFO or MFFO the same way, so comparisons with other REITs may not be meaningful.  FFO or MFFO should not be considered as an alternative to net income (loss), as an indication of our liquidity, nor is either indicative of funds available to fund our cash needs, including our ability to make distributions.  Both FFO and MFFO should be reviewed in connection with other GAAP measurements.

Provided below is additional information related to selected non-cash items included in net loss above, which may be helpful in assessing our operating results.

•	Directors stock compensation of $81,250 and $68,125 was recognized for the years ended December 31, 2012 and 2011, respectively.
•	Amortization of deferred financing costs paid on behalf of our joint ventures of approximately $67,563 and $10,057 was recognized for years ended December 31, 2012 and 2011, respectively.

Distributions

On November 7, 2011, our Board of Directors declared distributions of $0.00191781 per common share based on daily record dates for the period from January 1, 2012 through March 31, 2012. Additionally, on March 7, 2012, our Board of Directors declared distributions of $0.00191781 per common share based on daily record dates for the period from April 1, 2012 through June 30, 2012. On May 7, 2012, our Board of Directors declared distributions of $0.00191781 per common share based on daily record dates for the period from July 1, 2012 through September 30, 2012. Additionally, on August 7, 2012, our Board of Directors declared distributions of $0.00191781 per common share based on daily record dates for the period from October 1, 2012 through December 31, 2012. Distributions payable to each stockholder of record were or will be paid in cash on or before the 15th day of the following month. A portion of each distribution may constitute a return of capital for tax purposes. We intend to make regular cash distributions to our stockholders, typically on a monthly basis. As current corporate operating expenses exceed cash flow received from our investments in real estate joint ventures, we can make no assurance that our Board of Directors will continue to approve monthly distributions at the current rate; however the recently approved distributions and the distributions paid to date represent an amount that, if paid each month for a 12-month period, would equate to a 7.0% annualized rate based on a purchase price of $10.00 per share.

Our Board of Directors will determine the amount of distributions to be distributed to our stockholders. The Board’s determination will be based on a number of factors, including funds available from operations, our capital expenditure requirements and the annual distribution requirements necessary to maintain our REIT status under the Internal Revenue Code. As a result, our distribution rate and payment frequency may vary from time to time. However, to qualify as a REIT for tax purposes, we must make distributions equal to at least 90% of our “REIT taxable income” each year. Especially during the early stages of our operations, we may declare distributions in excess of funds from operations.

Distributions paid, cash flows from operations and FFO were as follows:

	Distributions Paid
Period	Cash	Reinvested	Total	Cash Flow from Operations	Distributions Declared	FFO
First Quarter 2012	$119,815	$77,893	$197,708	$(275,234)	$213,217	$(204,701)
Second Quarter 2012	158,737	96,455	255,192	(3,619)	272,107	(455,008)
Third Quarter 2012	194,505	118,919	313,424	(1,720,869)	332,188	(278,630)
Fourth Quarter 2012	222,358	136,668	359,026	(48,762)	374,316	(2,146,561)
Total	$695,415	$429,935	$1,125,350	$(2,048,484)	$1,191,828	$(3,084,900)

For the year ended December 31, 2012, we paid total distributions, including distributions reinvested through our distribution reinvestment plan, of approximately $1,125,350. Our FFO for the year ended December 31, 2012 was approximately $(3,084,900). Our net income for the year ended December 31, 2012 was approximately $3,920,841. Since our inception on July 25, 2008 through December 31, 2012, we have paid total distributions, including distributions reinvested through our distribution reinvestment plan, of $1,872,261 and have had cumulative FFO of approximately $(7,759,457) and a cumulative net loss of approximately $(3,140,281). For a discussion of how we calculate FFO and why our management considers it a useful measure of REIT operating performance as well as a reconciliation of FFO to our net loss, please see “Funds from Operations and Modified Funds From Operations” above.

10

Critical Accounting Policies

Our critical accounting policies are more fully described in Note 2, “Basis of Presentation and Summary of Significant Accounting Policies,” to our Notes to the Consolidated Financial Statements. Certain of our accounting policies require management to make estimates and judgments regarding uncertainties that may affect the reported amounts presented and disclosed in our consolidated financial statements. These estimates and judgments are affected by management’s application of accounting policies. These judgments affect the reported amounts of assets and liabilities and our disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting periods.

We base these estimates on historical experience and various other factors that are believed to be reasonable, the results of which form the basis for making judgments under the circumstances. Due to the inherent uncertainty involved in making these estimates, actual results reported may differ from these estimates under different situations or conditions. Additionally, other companies may utilize different estimates that may impact the comparability of our results of operations to those of companies in similar businesses. We consider an accounting estimate to be significant if it requires us to make assumptions about matters that were uncertain at the time the estimate was made and changes in the estimate would have had a significant impact on our consolidated financial position or results of operations.

Off Balance Sheet Arrangements

Investments in Unconsolidated Joint Ventures

We have the following indirect equity interests in unconsolidated joint ventures that own and operate rental properties:

Property	Indirect Equity Interest in Property
Augusta	25.00%
Hillsboro	12.50%

Our unconsolidated subsidiaries are primarily engaged in the management and operation of multifamily real estate properties. The equity method of accounting (see Critical Accounting Policies) is used for these investments in which we have the ability to exercise significant influence, but not control, over operating and financial policies. As a result, the assets and liabilities of these joint ventures are not included on our balance sheet. Total assets of our unconsolidated subsidiaries were $55.1 million as of December 31, 2012.

New Accounting Pronouncements

See Note 2, “Basis of Presentation and Summary of Significant Accounting Policies,” to our Notes to the Consolidated Financial Statements for a description of accounting pronouncements. We do not believe these new pronouncements will have a significant impact on our Consolidated Financial Statements, cash flows or results of operations.

Subsequent Events

Appointment of Chief Executive Officer

On February 26, 2013, the Board of Directors of the Company appointed Randy I. Anderson, Ph.D., age 45, to serve as the Chief Executive Officer of the Company, at the recommendation of R. Ramin Kamfar, the Chairman of the Board of the Company. Dr. Anderson was appointed Chief Executive Officer of the Company to serve in such capacity, effective February 26, 2013, until his successor is elected and qualifies or until his earlier death, resignation or removal. The appointment of Dr. Anderson as the Chief Executive Officer of the Company was not made pursuant to any arrangement or understanding between him and any other person.  In connection with Dr. Anderson’s appointment to Chief Executive Officer, R. Ramin Kamfar has stepped down as Chief Executive Officer of the Company effective February 26, 2013, but will remain in his position as the Chairman of the Board of the Company and will remain available to and assist Dr. Anderson in his role of Chief Executive Officer as needed.  Mr. Kamfar’s stepping down as Chief Executive Officer was not the result of any disagreements with the Company on any matters relating to the Company’s operations, policies or practices.

Dr. Anderson serves as the Chief Executive Officer for our Advisor.  He also serves as President of Bluerock Real Estate, LLC, which he joined in April 2012.

Change of Corporate Name

Effective February 22, 2013, the Company changed its name from Bluerock Enhanced Multifamily Trust, Inc. to Bluerock Multifamily Growth REIT, Inc. The name change was effected pursuant to an amendment to the charter of the Company (the “Charter Amendment”), which was filed with the Maryland State Department of Assessments and Taxation on February 22, 2013. The Charter Amendment was duly approved by at least a majority of the Board of Directors of the Company, and was made without action by the stockholders of the Company.

11

Amendment of Advisory Agreement

On February 26, 2013, pursuant to a resolution approved by the Company’s Board of Directors, including its independent directors, the Company and the Advisor, agreed to amend the Second Amended and Restated Advisory Agreement (the “Amended Advisory Agreement”) to eliminate the payment of any internalization fee or origination fees in connection with investments in loans, payable to the Advisor.

Pursuant to the terms of the Amended Advisory Agreement, the Company was required to pay consideration to the Advisor, based on the valuation of the Advisor as determined by an independent investment banking firm (the “Internalization Fee”), in the event the Company elected to become a self-administered REIT by merging with the Advisor so as to internalize the management functions performed by the Advisor. Upon the recommendation of the Advisor, the Company and the Advisor agreed that it was in the best interests of the Company and its investors to eliminate the payment of the Internalization Fee.

Pursuant to the terms of the Amended Advisory Agreement, an origination fee (the “Origination Fee”) was to be paid by the Company to the Advisor as compensation for the Advisor’s investigation, selection, sourcing, due diligence and acquisition or origination of real estate-related loans. The Origination Fee for each such acquisition or origination was to be equal to 1.75% of the greater of (i) the amount funded by the Company to originate each real estate-related loan, or (ii) the purchase price of any real estate-related loan that the Company acquired, including third-party expenses. The Company no longer intends to invest in or originate real estate-related loans, and therefore the Company and the Advisor have agreed to amend the Amended Advisory Agreement to reflect that no Origination Fee is payable by the Company to the Advisor.

The Company, the Advisor and Bluerock Multifamily Holdings, L.P., the Company’s operating partnership, have entered into a Third Amended and Restated Advisory Agreement dated February 27, 2013, which reflects the elimination of the Origination Fee and the Internalization Fee.

Amendment of Affiliate Working Capital Line of Credit

On October 2, 2012, the Company entered into a working capital line of credit provided by Bluerock Special Opportunity + Income Fund II, LLC (“SOIF II”) and Bluerock Special Opportunity + Income Fund III, LLC (“SOIF III,” and together with SOIF II, the “SOIFs”), pursuant to which the Company may borrow up to $12.5 million (such amount, the “Commitment Amount,” and such line of credit, the “SOIF LOC”). The SOIF LOC had an initial term of six (6) months (the “Initial Term”), an initial maturity date of April 2, 2013 (the “Maturity Date”), and was prepayable without penalty. The SOIF LOC was to bear interest compounding monthly at a rate of 30-day LIBOR + 6.00%, subject to a minimum rate of 7.50%, annualized for three months, and thereafter to bear interest compounding monthly at a rate of 30-day LIBOR + 6.00%, subject to a minimum rate of 8.50% for the remainder of the Initial Term. Interest on the SOIF LOC is paid on a current basis from cash flow distributed to the Company from its real estate assets, and is secured by a pledge of the Company’s unencumbered real estate assets, including those of its wholly owned subsidiaries.

Pursuant to the terms of the SOIF LOC, the Company is entitled to extend the Maturity Date in its sole and absolute discretion, with at least five (5) days’ prior written notice to the SOIFs, for an additional six (6) month period to bear interest compounding monthly at a rate of 30-day LIBOR + 6.00%, subject to a minimum rate of 8.50%.

On March 4, 2013, the Company and the SOIFs agreed to amend the SOIF LOC, to increase the Commitment Amount from $12.5 million to $13.5 million, and to extend the Initial Term by six (6) months to October 2, 2013, (such amendment, the “SOIF LOC Amendment”). All other terms of the SOIF LOC remain unchanged and as previously disclosed in the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on October 9, 2012.

In accordance with the requirements of the Company’s charter, the SOIF LOC Amendment was reviewed and approved by a majority of the Board of Directors (including a majority of the independent directors) as being fair, competitive, and commercially reasonable and no less favorable to the Company than loans between unaffiliated parties under the same circumstances.

Status of the Offering

For the period January 1, 2013 through March 4, 2013, the Company sold approximately 75,286 shares of common stock for gross proceeds of $595,862 including issuances through its distribution reinvestment plan.

12

Distributions Paid

Distributions Declared Daily For Each Day in Month Listed	Date Paid	Total Distribution	Cash Distribution	Dollar amount of Shares Issued pursuant to the distribution reinvestment plan
December 2012	January 2, 2013	$129,656	$80,100	$49,556
January 2013	February 1, 2013	$133,325	$81,973	$51,352
February 2013	March 1, 2013	$122,186	$74,665	$47,521

Distributions Declared

On March 4, 2013, our Board of Directors declared distributions based on daily record dates for the period from April 1, 2013 through June 30, 2013. Distributions payable to each stockholder of record were or will be paid in cash on or before the 15th day of the following month.

Distributions are calculated based on stockholders of record per day during the period at a rate of $0.00191781 per share per day and equal a daily amount that, if paid each day for a 365-day period, would equal a 7.0% annualized rate based on a purchase price of $10.00 per share.

Experts

The consolidated balance sheet of Bluerock Multifamily Growth REIT, Inc. and subsidiaries as of December 31, 2012, and the consolidated statement of operations, stockholders’ equity, and cash flows for the year then ended, have been included herein in reliance upon the report of BDO USA LLP, an independent registered public accounting firm, appearing elsewhere herein, given on the authority of said firm as experts in auditing and accounting.

The consolidated balance sheet of Bluerock Multifamily Growth REIT, Inc. (formerly Bluerock Enhanced Multifamily Trust, Inc.) and subsidiaries as of December 31, 2011, and the consolidated statements of operations, stockholders’ (deficit) equity, and cash flows for the two-year period ended December 31, 2011 have been included herein in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

13

F-1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
Bluerock Multifamily Growth REIT, Inc.

We have audited the accompanying consolidated balance sheet of Bluerock Multifamily Growth REIT, Inc. (formerly Bluerock Enhanced Multifamily Trust, Inc.) and subsidiaries as of December 31, 2012, and the related consolidated statements of operations, stockholders’ (deficit) equity, and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Bluerock Multifamily Growth REIT, Inc. and subsidiaries as of December 31, 2012 and the results of their operations and their cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/ BDO USA, LLP

Nashville, Tennessee
March 13, 2013

F-2

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
Bluerock Multifamily Growth REIT, Inc.

We have audited the accompanying consolidated balance sheet of Bluerock Multifamily Growth REIT, Inc. (formerly Bluerock Enhanced Multifamily Trust, Inc.) and subsidiaries as of December 31, 2011, and the related consolidated statements of operations, stockholders’ (deficit) equity, and cash flows for the two-year period ended December 31, 2011. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Bluerock Multifamily Growth REIT, Inc. and subsidiaries as of December 31, 2011 and the results of their operations and their cash flows for the two-year period ended December 31, 2011, in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP

Indianapolis, Indiana
March 13, 2012

F-3

BLUEROCK MULTIFAMILY GROWTH REIT, INC.

(FORMERLY BLUEROCK ENHANCED MULTIFAMILY TRUST, INC.)

CONSOLIDATED BALANCE SHEETS

	December 31,
	2012	2011

ASSETS
Real Estate
Land	$27,670,000	$-
Building and improvements	117,634,275	-
Furniture, fixtures and equipment	2,436,135	-
Total Gross Operating Real Estate Investments	147,740,410	-
Accumulated depreciation	(1,150,477)	-
Total Net Real Estate Investments	146,589,933	-
Cash and cash equivalents	2,789,163	420,570
Restricted cash	2,290,387	-
Due from affiliates	5,024	-
Accounts receivable, prepaids and other assets	547,600	109,165
Investments in unconsolidated real estate joint ventures (Note 5)	2,398,902	5,387,147
In-place leases, net	1,195,490	-
Deferred financing costs, net	814,932	-
Total Assets	$156,631,431	$5,916,882

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)
Mortgage payable (Note 7)	$96,099,690	$-
Line of credit (Note 8)	11,935,830	-
Notes payable to affiliates (Note 9)	-	3,834,578
Accounts payable	747,339	119,899
Other accrued liabilities	2,412,376	471,927
Due to affiliates	1,822,567	1,791,440
Distributions payable	129,656	63,178
Total Liabilities	113,147,458	6,281,022

Commitments and contingencies (Note 13)
Redeemable common stock	372,581	20,745

Stockholders’ Equity (Deficit)
Preferred stock, $0.01 par value, 250,000,000 shares authorized; none issued and outstanding	-	-

Common stock, $0.01 par value, 749,999,000 shares authorized; 2,219,432 and 1,113,968 shares issued and outstanding as of December 31, 2012 and December 31, 2011, respectively	22,194	11,140
Nonvoting convertible stock, $0.01 par value per share; 1,000 shares authorized, issued and outstanding	10	10
Additional paid-in-capital, net of costs	16,157,954	7,475,175
Cumulative distributions and net losses	(5,142,197)	(7,871,210)
Total Stockholders’ Equity (Deficit)	11,037,961	(384,885)
Noncontrolling interest	32,073,431	-
Total Equity (Deficit)	43,111,392	(384,885)
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)	$156,631,431	$5,916,882

See Notes to Consolidated Financial Statements

F-4

BLUEROCK MULTIFAMILY GROWTH REIT, INC.

(FORMERLY BLUEROCK ENHANCED MULTIFAMILY TRUST, INC.)

CONSOLIDATED STATEMENTS OF OPERATIONS

	For the Years Ended December 31,
	2012	2011	2010
Revenues
Net rental income	$3,999,057	$-	$-
Other	526,600	-	-
Total revenues	4,525,657	-	-
Expenses
Property operating expenses	$1,084,420	$-	$-
Management fees	176,213	-	-
Depreciation and amortization	2,836,042	-	-
General and administrative expenses	1,863,853	3,564,948	314,691
Asset management and oversight fees to affiliates	315,696	330,156	223,436
Real estate taxes and insurance	586,936	-	-
Acquisition fees to affiliates	3,287,051	-	362,766
Total expenses	10,150,211	3,895,104	900,893
Other operating activities
Equity in earnings (loss) of unconsolidated joint ventures (Note 5)	13,435	(73,665)	(1,147,224)
Operating loss	(5,611,119)	(3,968,769)	(2,048,117)
Other income (expense)
Gain on business combinations	12,170,005	-	-
Gain on sale of joint venture interests	2,014,533	-	-
Interest expense, net	(1,208,111)	(346,562)	(258,753)
Total other income (expense)	12,976,427	(346,562)	(258,753)

Net income (loss)	7,365,308	(4,315,331)	(2,306,870)

Net income attributable to noncontrolling interest	3,444,467	-	-
Net income (loss) attributable to common shareholders	3,920,841	(4,315,331)	(2,306,870)

Basic Income (Loss) Per Common Share	$2.33	$(5.34)	$(6.95)
Diluted Income (Loss) Per Common Share	$2.31	$(5.34)	$(6.95)

Weighted Average Basic Common Shares Outstanding	1,679,778	809,304	333,701
Weighted Average Diluted Common Shares Outstanding	1,696,253	809,304	333,701

See Notes to Consolidated Financial Statements

F-5

BLUEROCK MULTIFAMILY GROWTH REIT, INC.

(FORMERLY BLUEROCK ENHANCED MULTIFAMILY TRUST, INC.)

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ (DEFICIT) EQUITY

	Nonvoting Convertible Stock		Common Stock		Additional		Net Loss to		Total
	Number of Shares	Par Value	Number of Shares	Par Value	Paid-in Capital	Cumulative Distributions	Common Stockholders	Noncontrolling Interests	Equity (Deficit)
Balance, January 1, 2011	1,000	$10	677,618	$6,776	$4,586,644	$(232,994)	$(2,745,791)	$-	$1,614,645
Issuance of restricted stock, net	-	-	7,500	75	68,050	-	-	-	68,125
Issuance of common stock, net	-	-	435,575	4,352	3,033,185	-	-	-	3,037,537
Redemptions of common stock	-	-	(6,725)	(63)	63	-	-	-	-
Transfers to redeemable common stock	-	-	-	-	(212,767)	-	-	-	(212,767)
Distributions declared	-	-	-	-	-	(577,094)	-	-	(577,094)
Net loss	-	-	-	-	-	-	(4,315,331)	-	(4,315,331)
Balance at December 31, 2011	1,000	10	1,113,968	11,140	7,475,175	(810,088)	(7,061,122)	-	(384,885)
Issuance of restricted stock, net	-	-	7,500	75	81,175	-	-	-	81,250
Issuance of common stock, net	-	-	1,127,089	11,251	9,056,044	-	-	-	9,067,295
Redemptions of common stock	-	-	(29,125)	(272)	272	-	-	-	-
Transfers to redeemable common stock	-	-	-	-	(454,712)	-	-	-	(454,712)
Distributions declared	-	-	-	-	-	(1,191,828)	-	-	(1,191,828)
Distributions to noncontrolling interests	-	-	-	-	-	-	-	(398,116)	(398,116)
Noncontrolling interests upon acquisition	-	-	-	-	-	-	-	29,027,080	29,027,080
Net income	-	-	-	-	-	-	3,920,841	3,444,467	7,365,308
Balance at December 31, 2012	1,000	$10	2,219,432	$22,194	$16,157,954	$(2,001,916)	$(3,140,281)	$32,073,431	$43,111,392

See Notes to Consolidated Financial Statements

F-6

BLUEROCK MULTIFAMILY GROWTH REIT, INC.

(FORMERLY BLUEROCK ENHANCED MULTIFAMILY TRUST, INC.)

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years Ended December 31,
	2012	2011	2010
Cash flows from operating activities:
Net income (loss)	$7,365,308	$(4,315,331)	$(2,306,870)
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Depreciation and amortization	2,836,042	-	-
Amortization of fair value adjustment	(245,231)	-	-
Equity (income) loss of unconsolidated joint ventures	(13,435)	73,665	1,147,224
Gain on sale of joint venture interests	(2,014,533)	-	-
Gain on business combination	(12,170,005)	-	-
Distributions from unconsolidated real estate joint ventures	607,477	904,949	392,013
Share-based compensation attributable to director’s stock compensation plan	81,250	68,125	56,875
Changes in operating assets and liabilities:
Due to affiliates	367,353	2,144,589	(542,529)
Accounts receivable, prepaids and other assets	249,357	(1,758)	(82,679)
Accounts payable and other accrued liabilities	887,933	74,068	465,861
Net cash used in operating activities	(2,048,484)	(1,051,693)	(870,105)

Cash flows from investing activities:
Restricted cash	(96,663)	-	-
Cash acquired in excess of acquisition of consolidated real estate investments	(12,417,078)	-	-
Additions to consolidated real estate investments	(1,289,149)	-	-
Proceeds from sale of joint venture interests	2,957,622	-	-
Investment in unconsolidated real estate joint ventures	(6,457)	(63,901)	(5,455,647)
Net cash used in investing activities	(10,851,725)	(63,901)	(5,455,647)

Cash flows from financing activities:
Distributions on common stock	(695,466)	(366,163)	(129,374)
Distributions to noncontrolling interests	(398,116)	-	-
Proceeds from notes payable	-	150,000	5,086,713
Repayment on notes payable	(3,834,578)	(1,150,000)	(3,006,655)
Repayment of mortgages payable	(239,434)	-	-
Borrowings (repayments) from line of credit	11,935,830	-	-
Deferred financing fees	(123,618)	-	-
Issuance of common stock, net	8,895,956	2,840,424	4,313,442
Payments to redeem common stock	(271,772)	(63,334)	-
Net cash provided by financing activities	15,268,802	1,410,927	6,264,126

Net increase (decrease) in cash and cash equivalents	2,368,593	295,333	(61,626)
Cash and cash equivalents at beginning of period	420,570	125,237	186,863
Cash and cash equivalents at end of period	$2,789,163	$420,570	$125,237

Supplemental Disclosure of Cash Flow Information – Interest Paid	$209,585	$358,368	$262,864

Supplemental Disclosure of Noncash Transactions:
Distributions payable	$129,656	$63,178	$40,286
Redemptions payable	$23,125	$192,022	$-
Accrued offering costs	$559,818	$276,446	$260,792
Distributions to common stockholders through common stock issuances pursuant to the distribution reinvestment plan including $49,556 and $24,728 declared but not yet reinvested in 2012 and 2011, respectively	$454,712	$212,767	$63,334
Receivable for common stock issuances pursuant to the distribution reinvestment plan	$(49,556)	$(24,728)	$-
Net assets acquired (see Note 3 for detailed assets and liabilities acquired)	$26,283,000	$-	$-

See Notes to Consolidated Financial Statements

F-7

BLUEROCK MULTIFAMILY GROWTH REIT, INC.

(FORMERLY BLUEROCK ENHANCED MULTIFAMILY TRUST, INC.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 – Organization and Nature of Business

Bluerock Multifamily Growth REIT, Inc. (the “Company”) was incorporated on July 25, 2008 under the laws of the state of Maryland. The Company has elected to be treated, and currently qualifies, as a real estate investment trust or REIT for Federal income tax purposes. The Company was incorporated to raise capital and acquire a diverse portfolio of residential real estate assets. Our day-to-day operations are managed by Bluerock Multifamily Advisor, LLC (our “Advisor”), under an advisory agreement. The advisory agreement has a one-year term expiring October 14, 2013, and may be renewed for an unlimited number of successive one-year periods upon the mutual consent of our Advisor and us. The use of the words “we,” “us” or “our” refers to Bluerock Multifamily Growth REIT, Inc. and its subsidiary Bluerock Multifamily Holdings, L.P., or our operating partnership, except where the context otherwise requires. On February 22, 2013, we changed the name of the Company from Bluerock Enhanced Multifamily Trust, Inc. to Bluerock Multifamily Growth REIT, Inc.

On August 22, 2008, the Company filed a registration statement on Form S-11 with the Securities and Exchange Commission (the “SEC”) to offer a maximum of $1,000,000,000 in shares of its common stock in a primary offering, at an offering price of $10.00 per share, with discounts available for certain categories of purchasers and up to $285,000,000 in shares pursuant to its distribution reinvestment plan at $9.50 per share (the “Initial Public Offering”). The SEC declared the Company’s registration statement effective on October 15, 2009. As of May 20, 2010, the Company had received gross offering proceeds sufficient to satisfy the minimum offering amount for the Initial Public Offering. Accordingly, the Company broke escrow with respect to subscriptions received from all states in which the shares are currently being offered. As of December 31, 2012, the Company had accepted aggregate gross offering proceeds of $21,111,894. Also as of December 31, 2012, the Company had redeemed a total of 35,850 shares sold in the Initial Public Offering for $335,110.

The Initial Public Offering was suspended from November 17, 2010 until March 2, 2011 in connection with the Company’s determination to restate certain of its financial statements. These restatements, which were filed on January 19, 2011, resulted in unanticipated costs in the form of accounting, legal fees, and similar professional fees, in addition to the time and attention of the Company’s Chief Financial Officer and members of its accounting team in preparing the restatements. The Company’s current corporate operating expenses exceed the cash flow received from its investments in real estate joint ventures. If the rate at which the Company raises offering proceeds does not continue to improve significantly, its general and administrative costs will remain higher relative to the size of the Company’s portfolio, its portfolio may not be as diversified as it would be otherwise and the Company may need to seek additional sources of funding to address short and long term liquidity requirements. To the extent cash on hand is not sufficient to meet the Company’s short-term liquidity requirements, it expects to utilize credit facilities obtained from affiliates or unaffiliated third parties. The Company’s Sponsor has also agreed to defer payment by the Company as needed of asset management fees, acquisition fees and organizational and offering costs incurred by the Company and has also agreed to defer current year reimbursable operating expenses as well as to fund any cash shortfall, as necessary, through March 12, 2014.

On July 5, 2011, the Company provided its former dealer manager, Select Capital Corporation (“Select Capital”), with notice that it considers the Dealer Manager Agreement with Select Capital entered into on October 15, 2009 to have been terminated, effective immediately. In addition, on July 5, 2011, the Company entered into a dealer manager agreement with Bluerock Capital Markets, LLC (“Bluerock Capital Markets”), the Company’s affiliate, pursuant to which it assumed dealer manager responsibilities for the remainder of the Initial Public Offering. The dealer manager is responsible for marketing the Company’s shares in the Initial Public Offering and is expected to provide the same services for our Follow-On Offering, which is described below.

On September 20, 2012, the Company filed a registration statement on Form S-11 with the SEC, to register $500.0 million in shares of its common stock (exclusive of shares to be sold pursuant to the Company’s distribution reinvestment program) at a price of $10.00 per share (subject to certain volume discounts described in the prospectus), and $50.0 million in shares of its common stock to be sold pursuant to the Company’s distribution reinvestment plan at $9.50 per share, pursuant to a follow-on offering to the Initial Public Offering (the “Follow-On Offering”). As permitted by Rule 415 under the Securities Act, we will now continue the Initial Public Offering until the earlier of April 13, 2013 or the date the SEC declares the registration statement for the Follow-On Offering effective. To the extent the Company cannot sell shares of common stock to raise capital by means of the Follow-On Offering after the Initial Public Offering ends, the Company would need to seek alternative financing arrangements to continue our operations and investment activities. The Company can make no assurances that it will be able to secure alternative financing arrangements if that becomes necessary.

F-8

Note 2 – Basis of Presentation and Summary of Significant Accounting Policies

Principles of Consolidation and Basis of Presentation

The Company operates as an umbrella partnership REIT in which our wholly owned subsidiary and operating partnership, Bluerock Multifamily Holdings, L.P., a Delaware limited partnership, or its wholly owned subsidiaries, owns substantially all of the property interests acquired on its behalf.

Because the Company is the sole general partner of its operating partnership and has unilateral control over its management and major operating decisions (even if additional limited partners are admitted to the operating partnership), the accounts of our operating partnership are consolidated in its consolidated financial statements. All significant intercompany accounts and transactions are eliminated in consolidation. The Company will consider future majority owned and controlled joint ventures for consolidation in accordance with the provisions required by the Consolidation Topic 810 of the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”).

Summary of Significant Accounting Policies

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America (“GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. At the property level, these estimates include such items as purchase price allocation of real estate acquisitions, impairment of long-lived assets, depreciation and amortization and allowance for doubtful accounts. Actual results could differ from those estimates.

Fair Value Measurements

Fair value is defined as the price that would be received upon the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The GAAP fair value framework uses a three-tiered approach. Fair value measurements are classified and disclosed in one of the following three categories:

•	Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical assets or liabilities;
•	Level 2 – Quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-derived valuations in which significant inputs and significant value drivers are observable in active markets; and
•	Level 3 – Prices or valuation techniques where little or no market data is available that requires inputs that are significant to the fair value measurement and unobservable.

If the inputs used to measure the fair value fall within different levels of the hierarchy, the fair value is determined based upon the lowest level input that is significant to the fair value measurement. Whenever possible, the Company uses quoted market prices to determine fair value. In the absence of quoted market prices, the Company uses independent sources and data to determine fair value.

Joint Ventures

The Company analyzes its investments in joint ventures to determine if the joint venture is a variable interest entity (a “VIE”) and would require consolidation. A VIE is an entity that has (i) insufficient equity to permit it to finance its activities without additional subordinated financial support or (ii) equity holders that lack the characteristics of a controlling financial interest. VIE’s are consolidated by the primary beneficiary, which is the entity that has both the power to direct the activities that most significantly impact the entity’s economic performance and the obligation to absorb losses of the entity or the right to receive benefits from the entity that potentially could be significant to the entity. Variable interests in a VIE are contractual, ownership, or other financial interests in a VIE that change with changes in the fair value of the VIE’s net assets. The Company continuously re-assesses whether the managing member LLC is (i) a VIE, and (ii) if the Company is the primary beneficiary of the VIE. If it was determined an interest in the joint venture qualified as a VIE and the Company was the primary beneficiary, it would be consolidated.

F-9

Investments in Unconsolidated Entities

The Company has two equity investments in unconsolidated joint venture entities in which it owns 50% or less of the total ownership interest. As the Company does not have control over these joint ventures, these investments are accounted for under the equity method of accounting. The equity method of accounting requires these investments to be initially recorded at cost and subsequently increased (decreased) for our share of net income (loss), including eliminations for our share of inter-company transactions, and increased (decreased) for contributions (distributions). The proportionate share of the results of operations of these investments is recorded in our earnings or losses.

Real Estate Assets

Depreciation and Amortization

Real estate costs related to the development and improvement of properties will be capitalized. Acquisition costs are expensed as incurred. Repair and maintenance and tenant turnover costs will be charged to expense as incurred and significant replacements and betterments will be capitalized. Repair and maintenance and tenant turnover costs include all costs that do not extend the useful life of the real estate asset. The Company considers the period of future benefit of an asset to determine its appropriate useful life and anticipates the estimated useful lives of assets by class to be generally as follows:

Buildings	30 – 35 years
Building improvements	15 years
Land improvements	15 years
Furniture, fixtures and equipment	5 – 7 years
In-place leases	6 months

Real Estate Purchase Price Allocation

The Company records the acquisition of income-producing real estate or real estate that will be used for the production of income as a business combination. All assets acquired and liabilities assumed in a business combination are measured at their acquisition date fair values. Acquisition costs are expensed as incurred.

Intangible assets include the value of in-place leases, which represents the estimated fair value of the net cash flows of the in-place leases to be realized, as compared to the net cash flows that would have occurred had the property been vacant at the time of acquisition and subject to lease-up. The Company amortizes the value of in-place leases to expense over the remaining non-cancelable term of the respective leases, which is on average six months.

Estimates of the fair values of the tangible assets, identifiable intangibles and assumed liabilities require the Company to make significant assumptions to estimate market lease rates, property operating expenses, carrying costs during lease-up periods, discount rates, market absorption periods and the number of years the property will be held for investment. The use of inappropriate assumptions could result in an incorrect valuation of acquired tangible assets, identifiable intangible assets and assumed liabilities, which could impact the amount of the Company’s net income (loss).

Impairment of Real Estate Assets

The Company continually monitors events and changes in circumstances that could indicate that the carrying amounts of the Company’s real estate and related intangible assets may not be recoverable. When indicators of potential impairment suggest that the carrying value of real estate and related intangible assets and liabilities may not be recoverable, the Company assesses the recoverability of the assets by estimating whether the Company will recover the carrying value of the asset through its undiscounted future cash flows and its eventual disposition. Based on this analysis, if the Company does not believe that it will be able to recover the carrying value of the real estate and related intangible assets and liabilities, the Company records an impairment loss to the extent that the carrying value exceeds the estimated fair value of the real estate and related intangible assets and liabilities. If any assumptions, projections or estimates regarding any asset changes in the future, the Company may have to record an impairment to reduce the net book value of such individual asset.

F-10

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. Cash equivalents may include cash and short-term investments. Short-term investments are stated at cost, which approximates fair value.

Restricted Cash

Restricted cash is comprised of lender impound reserve accounts on the Company’s borrowings for escrow deposits and amounts set aside for real estate taxes and insurance.

Concentration of Credit Risk

The Company maintains cash balances with high quality financial institutions and periodically evaluates the creditworthiness of such institutions and believes that the Company is not exposed to significant credit risk. Cash balances may be in excess of the amounts insured by the Federal Deposit Insurance Corporation.

Rents and Other Receivables

The Company will periodically evaluate the collectability of amounts due from tenants and maintain an allowance for doubtful accounts for estimated losses resulting from the inability of tenants to make required payments under lease agreements. The Company exercises judgment in establishing these allowances and considers payment history and current credit status of tenants in developing these estimates.

Deferred Financing Fees

Deferred financing fees, paid by the Company on behalf of its unconsolidated joint ventures, are recorded at cost within investments in unconsolidated real estate joint ventures and are amortized to equity in income of unconsolidated joint ventures using a straight-line method that approximates the effective interest method over the life of the related joint venture debt.

Deferred financing fees, paid by the Company on behalf of its consolidated joint ventures, such as commitment fees, legal fees and other third party costs associated with obtaining commitments for financing, are capitalized on the balance sheet. The Company amortizes these costs over the terms of the respective financing agreements using the interest method.

Noncontrolling Interests

Noncontrolling interests are comprised of our joint venture partners’ interests in the joint ventures in multifamily communities that we consolidate. We report our joint venture partners’ interest in our consolidated real estate joint ventures and other subsidiary interests held by third parties as noncontrolling interests. We record these noncontrolling interests at their initial fair value, adjusting the basis prospectively for their share of the respective consolidated investments’ net income or loss or equity contributions and distributions. These noncontrolling interests are not redeemable by the equity holders and are presented as part of permanent equity. Income and losses are allocated to the noncontrolling interest holder based on its economic ownership percentage.

Revenue Recognition

Rental income related to leases is recognized on an accrual basis when due from residents, generally on a monthly basis. Any deferred revenue is recorded as a liability within deferred lease revenues and other related liabilities.

Stock-Based Compensation

The Company accounts for stock-based compensation in accordance with the provisions of the Stock Compensation Topic of the FASB ASC. This topic established a fair value based method of accounting for stock-based compensation and requires the fair value of stock-based compensation awards to amortize as an expense over the vesting period.

F-11

Distribution Policy

The Company has elected to be taxed as a REIT, to operate as a REIT and has qualified since its taxable year ending December 31, 2010. To maintain its qualification as a REIT, the Company is required to make distributions each taxable year equal to at least 90% of its REIT annual taxable income (excluding net capital gains and income from operations or sales through a taxable REIT subsidiary, or TRS). The Company expects to authorize and declare daily distributions that will be paid on a monthly basis.

Distributions to stockholders will be determined by the Company’s Board of Directors and will be dependent upon a number of factors relating to the Company, including funds available for the payment of distributions, financial condition, the timing of property acquisitions, capital expenditure requirements, and annual distribution requirements in order to maintain our status as a REIT under the Internal Revenue Code of 1986, as amended (the “Code”) and other considerations as our Board of Directors may deem relevant.

Related Party Transactions

Pursuant to the advisory agreement, the Company is obligated to pay the Advisor specified fees upon the provision of certain services related to, the investment of funds in real estate investments, management of our investments and for other services (including, but not limited to, the disposition of investments). The Company is also obligated to reimburse the Advisor for organization and offering costs incurred by the Advisor on our behalf, and is obligated to reimburse the Advisor for acquisition expenses and certain operating expenses incurred on our behalf or incurred in connection with providing services to us. The Company records all related party fees as incurred, subject to any limitations described in the advisory agreement.

Selling Commissions and Dealer Manager Fees

The Company pays the dealer manager up to 7% and 2.6% of the gross offering proceeds from the primary offering as selling commissions and dealer manager fees, respectively. A reduced sales commission and dealer manager fee is paid with respect to certain volume discount sales. No sales commission or dealer manager fee is paid with respect to shares issued through the distribution reinvestment plan. The dealer manager may re-allow all or a portion of sales commissions earned to participating broker-dealers. The dealer manager may re-allow, in its sole discretion, to any participating broker-dealer a portion of its dealer manager fee as a marketing fee. For the years ended December 31, 2012, 2011 and 2010, the Company has incurred $1,994,749, $958,386 and $565,629, respectively, of selling commissions and dealer manager fees.

Acquisition Fees

The Company pays the Advisor an acquisition fee for its services in connection with the investigation, selection, sourcing, due diligence and acquisition of a property or investment. On September 26, 2012, the Company amended its advisory agreement to increase the acquisition fee from 1.75% to 2.50% of the purchase price. The purchase price of a property or investment will equal the amount paid or allocated to the purchase, development, construction or improvement of a property, inclusive of expenses related thereto, and the amount of debt associated with such real property or investment. Acquisition and disposition fees of $3,426,267 were paid during the year ended December 31, 2012. For the year ended December 31, 2011, the Company incurred no acquisition fees as no properties were purchased. The Company incurred approximately $362,766 of acquisition fees during the year ended December 31, 2010.

Asset Management Fee

With respect to investments in real estate, the Company pays the Advisor a monthly asset management fee. On September 26, 2012, the Company amended its advisory agreement to decrease the asset management fee from one-twelfth of 1% to one-twelfth of 0.65% of the amount paid or allocated to acquire the investment excluding acquisition fees and expenses related thereto and the amount of any debt associated with or used to acquire such investment. In the case of investments made through joint ventures, the asset management fee will be determined based on our proportionate share of the underlying investment. For the years ended December 31, 2012, 2011 and 2010, the Company had incurred approximately $315,696, $330,156 and $223,436, respectively, of asset management fees.

F-12

Financing Fee

The Company pays the Advisor a financing fee equal to 1% of the amount, under any loan or line of credit, made available to us. For the years ended December 31, 2012, 2011 and 2010, the Company incurred $5,891, zero and $75,000 of financing fees, respectively.

Independent Director Compensation

The Company pays each of its independent directors an annual retainer of $25,000. In addition, the independent directors are paid for attending meetings as follows: (i) $2,500 for each Board meeting attended, (ii) $2,000 for each committee meeting attended, (iii) $1,000 for each teleconference Board meeting attended, and (iv) $1,000 for each teleconference committee meeting attended. All directors also receive reimbursement of reasonable out-of-pocket expenses incurred in connection with attendance at meetings of the Board of Directors. In addition 5,000 shares of restricted stock were granted upon initial election to the Board and 2,500 shares of restricted stock will be granted upon re-election to the Board. Director compensation is an operating expense of the Company that is subject to the operating expense reimbursement obligation of the Advisor discussed in Note 11, “Related Party Transactions.”

Income Taxes

The Company has elected to be taxed as a REIT under Sections 856 through 860 of the Internal Revenue Code of 1986, as amended, and has qualified since the taxable year ended December 31, 2010. To qualify as a REIT, the Company must meet certain organizational and operational requirements, including a requirement to distribute at least 90% of its annual REIT taxable income to stockholders (which is computed without regard to the dividends paid deduction or net capital gain and which does not necessarily equal net income as calculated in accordance with GAAP). As a REIT, the Company generally will not be subject to federal income tax to the extent it distributes qualifying dividends to its stockholders. Even if the Company qualifies for taxation as a REIT, the Company may be subject to certain state and local taxes on its income and property, and federal income and excise taxes on its undistributed income. If the Company fails to qualify as a REIT in any taxable year, the Company will be subject to federal income tax on its taxable income at regular corporate income tax rates and generally will not be permitted to qualify for treatment as a REIT for federal income tax purposes for the four taxable years following the year during which qualification is lost, unless the Internal Revenue Service grants us relief under certain statutory provisions. Such an event could materially adversely affect the Company’s net income and net cash available for distribution to stockholders. However, the Company intends to continue to organize and operate in such a manner as to remain qualified for treatment as a REIT.

For the years ended December 31, 2012, 2011 and 2010, all distributions received by the shareholders were classified as return of capital for tax purposes due to the net loss recorded by the Company.

The Company has concluded that there are no significant uncertain tax positions requiring recognition in our financial statements. Neither the Company nor its subsidiaries have been assessed interest or penalties by any major tax jurisdictions. The Company’s evaluations were performed for the tax years ending December 31, 2012, 2011 and 2010. As of December 31, 2012, returns for the calendar years 2008 through 2011 remain subject to examination by major tax jurisdictions. Management has considered all positions taken on the 2008 through 2011 tax returns (where applicable) and those positions expected to be taken on the 2012 tax returns.

Reportable Segment

The Company’s current business consists of investing in and operating multifamily communities. Substantially all of its consolidated net loss is from investments in real estate properties that the Company owns through co-investment ventures which it either consolidates or accounts for under the equity method of accounting. The Company evaluates operating performance on an individual property level and views its real estate assets as one industry segment, and, accordingly, its properties will be aggregated into one reportable segment.

F-13

Recent Accounting Pronouncements Not Yet Adopted

There has been no issued accounting guidance not yet adopted by the Company that it believes is material or potentially material to the Company’s Consolidated Financial Statements.

Note 3 – Business Combinations and Sale of Joint Venture Equity Interests

Consolidation of Previously Unconsolidated Properties

In June 2012, the Company entered into a Membership Interest Purchase and Sale Agreement pursuant to which the Company completed the purchase of an additional 1.0% joint venture equity interest in BR Springhouse Managing Member, LLC (the “Springhouse Managing Member JV Entity”), the entity through which the Company indirectly invested in the Springhouse property, and an additional 2.0% joint venture equity interest in BR Creekside Managing Member, LLC (the “Creekside Managing Member JV Entity”), the entity through which the Company indirectly invests in the Creekside property, for an aggregate purchase price of $202,532, excluding closing costs. The Company recognized a gain of $3,450,460, net of acquisition costs, related to the revaluation of its equity interest for the difference between our carrying value in the unconsolidated real estate joint ventures and the fair value of our ownership interests at acquisition. The fair value was derived from the price terms of the purchase agreement, which were determined based on Member Appraisal Institute (“MAI”), independent appraisals dated May 2012. The purchases closed at the end of June 2012.

As a result of the closings of the interest purchases, the Company’s joint venture interests in the Springhouse Managing Member JV Entity increased from 50% to 51% and our joint venture interests in the Creekside Managing Member JV Entity increased from 33.33% to 35.33%. In addition, the related joint venture operating agreements were modified to grant the Company sole control of the operations of both properties. As such, the Company began to consolidate these entities upon taking control.

Acquisition of Joint Venture Equity Interests

On October 2, 2012, through a wholly-owned subsidiary, the Company entered into a joint venture investment along with Bluerock Special Opportunity + Income Fund III, LLC (“SOIF III”), an affiliate of our Company’s Sponsor, and Waypoint Residential, LLC, an unaffiliated entity, to acquire 198 units of a 220-unit multifamily housing community commonly known as “Enders Place,” located in Orlando, Florida. The Company invested $4,716,846 to acquire a 48.4% indirect interest in the Enders property.

On October 18, 2012, through a wholly-owned subsidiary, the Company entered into a joint venture investment along with SOIF III, an affiliate of our Company’s Sponsor, and an affiliate of Stonehenge Real Estate Group, LLC, an unaffiliated entity, to develop a 266-unit, class A, mid-rise apartment community in Nashville, Tennessee, to be known as 23Hundred @ Berry Hill. The Company invested $3,788,725 to acquire a 58.575% indirect interest in the Berry Hill development. On December 17, 2012, the Company completed the purchase of an additional 5.158% indirect interest in the Berry Hill Property, for $369,034.

On December 17, 2012, through a wholly-owned subsidiary, the Company entered into a joint venture investment along with Bluerock Special Opportunity + Income Fund, LLC (“SOIF”) and BR MDA Investors, LLC, both of which are affiliates of our Sponsor, to acquire a 190 unit apartment complex commonly known as “MDA Apartments,” located in Chicago, Illinois. The Company invested $6,098,306 to acquire a 35.31% indirect interest in MDA Apartments. The Company recognized a gain of $7,297,942, net of acquisition costs, as the fair value of the complex exceeded the cost of its initial investment. The gain is recorded in “Gain on business combinations” in the Company’s Consolidated Statements of Operations.

Business Combination Summary Information

The following table presents certain additional information regarding our business combinations completed during the year ended December 31, 2012. The amounts allocated to the major assets acquired and liabilities assumed are based on independent third party appraisals, and are as follows:

F-14

	Springhouse at Newport News	The Reserve at Creekside Village	Enders Place at Baldwin Park	23Hundred @ Berry Hill	MDA Apartments	Total

Land	$6,500,000	$1,920,000	$4,750,000	$5,000,000	$9,500,000	$27,670,000
Building and improvements	27,481,311	17,919,495	19,156,045	1,012,549	50,814,244	116,383,644
Furniture, fixtures and equipment	1,010,818	416,796	523,710	-	455,359	2,406,683
In-place lease value	818,879	452,467	670,245	-	930,397	2,871,988
Deferred financing costs	-	-	363,772	212,325	115,217	691,314
Cash and cash equivalents	40,803	334,946	24,261	-	251,011	651,021
Restricted cash	272,999	373,004	646,610	5,000	896,111	2,193,724
Accounts receivables, prepaids and other	63,634	36,868	390,438	2,500	210,980	704,420
Total assets	36,188,444	21,453,576	26,525,081	6,232,374	63,173,319	153,572,794

Mortgage/construction payable	26,482,194	15,002,061	17,500,000	100	37,600,000	96,584,355
Accounts payable	1,667	44,594	-	-	-	46,261
Other accrued liabilities	249,595	228,211	516,207	-	551,405	1,545,418
Due to affiliates	495	1,087	-	-	-	1,582
Noncontrolling interest	5,816,058	4,628,334	4,745,697	2,750,856	11,171,233	29,112,178
Net Assets	$3,638,435	$1,549,289	$3,763,177	$3,481,418	$13,850,681	$26,283,000

Sale of Joint Venture Equity Interests

In June 2012, the Company sold all of its joint venture interest in BR Meadowmont Managing Member, LLC (the “Meadowmont Managing Member JV Entity”), the entity through which the Company indirectly invested in the Meadowmont property, for an aggregate sale price of $3,113,581, excluding closing costs and a disposition fee paid to an affiliate of the Advisor of $136,216 and recognized a gain on the sale of $2,014,533, net of disposition fees.

The following unaudited consolidated pro forma information is presented as if the above described acquisitions and sale of joint venture occurred on January 1, 2011. The information excludes activity that is non-recurring and not representative of our future activity, primarily acquisition and disposition fees of $3,426,267 for the year ended December 31, 2012. There were no acquisition or disposition related expenses during the year ended December 31, 2011. The Company has also excluded the related gain on business combinations, as well as the gain on the sale of the Meadowmont Managing Member JV Entity equity interests. The information presented below is not necessarily indicative of what the actual results of operations would have been had we completed these transactions on January 1, 2011, nor does it purport to represent our future operations (in thousands, except per share data):

	December 31, 2012	December 31, 2011

Revenues	$18,617	$13,243
Depreciation and amortization	(7,159)	(7,128)
Net loss	2,229	(8,119)
Net income (loss) attributable to noncontrolling interest	3,585	(3,304)
Net loss attributable to common shareholders	(1,356)	(4,815)
Net loss per common share	(0.80)	(5.95)

F-15

Note 4 – Investments in Real Estate

As of December 31, 2012, the Company has invested in six operating real estate properties and one development property through joint venture partnerships. The following table provides summary information regarding the Company’s in service investments ($ in thousands), which are either consolidated or presented on the equity method of accounting.

					Joint Venture Equity Investment Information
Multifamily Community Name/Location	Approx. Rentable Square Footage	Number of Units	Date Acquired	Property Acquisition Cost(1)	Gross Amount of Our Investment	Our Ownership Interest in Property Owner	Approx. Annualized Base Rent(2)	Average Annual Effective Rent Per Unit(3)	Approx. % Leased
Springhouse at Newport News/Newport News, Virginia	310,826	432	12/3/2009	$29,250	$2,670	38.25%	$4,290	$10	93%
The Reserve at Creekside Village/Chattanooga, Tennessee	211,632	192	3/31/2010	$14,250	$717	24.70%	$2,233	$11	89%
The Estates at Perimeter/ Augusta, Georgia	266,148	240	9/1/2010	$24,950	$1,931	25.00%	$2,968	$12	91%
Gardens at Hillsboro Village/Nashville, Tennessee	187,430	201	9/30/2010	$32,394	$1,298	12.50%	$3,635	$18	92%
Enders Place at Baldwin Park/Orlando, Florida	234,600	198	10/02/2012	$25,100	$4,599	48.40%	$3,518	$18	95%
MDA Apartments/Chicago, Illinois(4)	160,290	190	12/17/2012	$54,900	$6,098	35.31%	$5,066	$26	91%

Total/Average	1,370,926	1,453		$180,844	$17,313		$21,710	$16	92%

(1)	Property Acquisition Cost excludes acquisition fees and closing costs.
(2)	Annualized base rent is calculated by annualizing the current, in-place monthly base rent for leases as of December 31, 2012 and does not take into account any rent concessions or prospective rent increases.
(3)	Annual effective rent per unit includes the effect of tenant concessions over the term of the lease.
(4)	The approximate rentable square footage for the MDA Apartments includes 8,200 square feet of retail place.

On October 18, 2012, the Company acquired a 58.575% indirect equity interest and, on December 17, 2012, the Company acquired 5.158% indirect equity interest in a to-be developed class A, mid-rise apartment community known as 23Hundred @ Berry Hill located in Nashville, Tennessee (the “Berry Hill Property”), for a total investment of $4.2 million. The Berry Hill Property is anticipated to consist of approximately 194,275 rentable square feet encompassing 266 units.

As of December 31, 2012, the major components of our consolidated real estate properties, Springhouse at Newport News, The Reserve at Creekside Village, Enders Place at Baldwin Park, 23Hundred @ Berry Hill and MDA Apartments were as follows:

Property	Land	Building and Improvements	Furniture, Fixtures and Equipment	Totals
Springhouse	$6,500,000	$27,497,853	$1,035,523	$35,033,376
Creekside	1,920,000	17,949,209	421,543	20,290,752
Enders	4,750,000	19,166,705	523,710	24,440,415
Berry Hill	5,000,000	2,206,264	-	7,206,264
MDA	9,500,000	50,814,244	455,359	60,769,603
	$27,670,000	$117,634,275	$2,436,135	$147,740,410
Less: Accumulated Depreciation	-	(980,602)	(169,875)	(1,150,477)
Totals	$27,670,000	$116,653,673	$2,266,260	$146,589,933

Depreciation expense was $1,150,449 for the year ended December 31, 2012. There was no depreciation expense for the year ended December 31, 2011, as all of our investments were reported under the equity method of accounting and, thus, presented in a single, net line item amount.

F-16

Costs of intangibles related to our consolidated investments in real estate consist of the value of in-place leases and deferred financing costs. In-place leases are amortized over the remaining term of the in-place leases, approximately a six-month term, and deferred financing costs are amortized over the life of the related loan. Amortization expense related to our in-place leases and deferred financing costs were $1,685,593 for the year ended December 31, 2012. There was no amortization expense during the year ended December 31, 2011, as all of our investments were reported under the equity method of accounting and, thus, presented in a single, net line item amount.

Operating Leases

The Company’s real estate assets are leased to tenants under operating leases for which the terms and expirations vary. The leases may have provisions to extend the lease agreements, options for early termination after paying a specified penalty and other terms and conditions as negotiated. The Company retains substantially all of the risks and benefits of ownership of the consolidated real estate assets leased to tenants. Generally, upon the execution of a lease, the Company requires security deposits from tenants in the form of a cash deposit. Amounts required as a security deposit vary depending upon the terms of the respective leases and the creditworthiness of the tenant, but generally are not significant amounts. Therefore, exposure to credit risk exists to the extent that a receivable from a tenant exceeds the amount of its security deposit. Security deposits received in cash related to tenant leases are included in other liabilities in the accompanying consolidated balance sheets and totaled $234,370 as of December 31, 2012 for the Company’s consolidated real estate properties. There were no security deposits recorded as of December 31, 2011, as all of our investments were reported under the equity method of accounting and, thus, presented in a single, net line item amount. No individual tenant represents over 10% of the Company’s annualized base rent for the consolidated real estate properties.

Note 5 – Equity Method Investments

The Company accounted for the acquisitions of our unconsolidated interests in properties through managing member LLCs in accordance with the provisions of the Consolidation Topic 810 of the FASB ASC. Following is a summary of the Company’s ownership interest by property as of December 31, 2012, for investments we report under the equity method of accounting.

Property	Joint Venture Interest	Managing Member LLC Interest	Indirect Equity Interest in Property
Augusta	50.00%	50.00%	25.00%
Hillsboro	37.57%	33.27%	12.50%

The carrying amount of the Company’s investments in unconsolidated joint ventures was $2,398,903 and $5,387,147 as of December 31, 2012 and December 31, 2011, respectively. Summary financial information for Hillsboro and Augusta Balance Sheets as of December 31, 2012 and 2011 and Operating Statements for the years ended December 31, 2012, 2011 and 2010, is as follows:

	December 31, 2012	December 31, 2011
Balance Sheet:
Real estate, net of depreciation	$53,693,437	$54,788,607
Other assets	1,397,388	1,632,794
Total assets	$55,090,825	$56,421,401

Mortgage payable	$41,016,809	$41,154,000
Other liabilities	816,716	803,085
Total liabilities	$41,833,525	$41,957,085
Stockholders’ equity	13,257,300	14,464,316
Total liabilities and stockholders’ equity	$55,090,825	$56,421,401

F-17

	For the Years Ended December 31,
	2012	2011	2010
Operating Statements:
Rental revenues	$6,306,885	$6,042,067	$1,738,573
Operating expenses	(2,304,025)	(2,092,807)	(599,783)
Income before debt service, acquisition costs, and depreciation and amortization	4,002,860	3,949,260	1,138,790
Mortgage interest	(1,710,435)	(1,706,606)	(497,992)
Acquisition costs	-	-	(836,818)
Depreciation and amortization	(1,616,355)	(2,068,039)	(1,126,198)
Net income (loss)	676,070	174,615	(1,322,218)
Net (income) loss attributable to JV partners	(585,922)	(159,256)	1,066,447
	90,148	15,359	(255,771)
Amortization of deferred financing costs paid on behalf of joint ventures	(3,354)	(3,353)	(945)
Equity in earnings (loss) of unconsolidated joint ventures	$86,794	$12,006	$(256,716)

Note 6 – Variable Interest Entities and Other Consolidation Matters

For Augusta and Hillsboro, the Company’s initial contributions into the managing member LLCs were funded through loans from an affiliate; however, on June 29, 2012 and March 30, 2012, respectively, the loans were repaid and the managing member LLCs were no longer considered VIEs. The Company then analyzed the managing member LLCs under a voting interest model and determined that the investments in the unconsolidated joint ventures should be accounted for under the equity method as each member of the managing member LLC had an equal voting interest.

For Springhouse and Creekside, the Company’s initial contributions into the managing member LLCs were funded through loans to our investing subsidiaries from an affiliate and accounted for as discussed above, however on March 30, 2012 and September 28, 2010, respectively, the loans were repaid and the managing member LLCs were no longer considered VIEs. In June 2012, the Company acquired an additional 1.0% and 2.0% joint venture equity interest, respectively, in the managing member LLCs. Also, at this time, the managing member agreements were amended to allow the Company to control the decision making of the managing member LLC. The Company analyzed the managing member LLCs under a voting interest model and determined the Company should be consolidated under the voting interests model for both properties, as the Company has the power to direct the activities that most significantly impact the economic performance of the managing member LLCs and is considered to be the investor that is most closely associated with the entity among the related party investors. The Springhouse and Creekside investments are consolidated within the Company’s financial statements.

For Enders and MDA, the Company’s initial contributions into the managing member LLCs were funded through our corporate working line of capital from two affiliates, one of which is an investor in the Enders managing member LLC. The managing member LLCs are not considered VIEs. The Company analyzed the managing member LLCs under a voting interest model and determined the Company should be consolidated under the voting interests model for both properties, as the Company has the power to direct the activities that most significantly impact the economic performance of the managing member LLCs and is considered to be the investor that is most closely associated with the entity among the related party investors. The Enders and MDA investments are consolidated within the Company’s financial statements.

For Berry Hill, the Company’s initial contribution into the managing member LLC was funded from a working capital line of credit from an affiliate, which is also an investor in the managing member LLC and is considered a VIE. The Company is considered the primary beneficiary at it has both the power to direct the activities that most significantly impact economic performance of the VIE and the obligation to absorb losses or the right to receive benefits that could potentially be significant to the VIE. The Berry Hill investment has been consolidated within the Company’s financial statements.

F-18

Note 7 – Mortgages Payable

Springhouse Mortgage Payable

On December 3, 2009, the Company, through an indirect subsidiary (the “Springhouse Borrower”), entered into a loan with CWCapital LLC, a Massachusetts limited liability company, for an amount of $23,400,000 (the “Springhouse Senior Loan”), which loan is secured by the Springhouse property. The loan was subsequently sold to the Federal Home Loan Mortgage Corporation (Freddie Mac). The Springhouse Senior Loan matures on January 1, 2020 and bears interest at a fixed rate of 5.660% per annum. Monthly payments were interest-only for the first two years of the Springhouse Senior Loan. Yield maintenance payments will be required to the extent prepaid before the sixth month prior to the maturity date; during the period from the sixth month prior to the maturity date to the third month prior to the maturity date, a prepayment premium of 1% of the loan amount will be required, and thereafter the loan may be prepaid without penalty. The Springhouse Senior Loan is nonrecourse to the Springhouse Borrower with recourse carve-outs for certain deeds, acts or failures to act on the part of the Springhouse Borrower, or any of its officers, members, managers or employees.

Creekside Mortgage Payable

On October 13, 2010, the Company, through an indirect subsidiary (the “Creekside Borrower”), entered into a U.S. Department of Housing and Urban Development (HUD) loan agreement with Walker & Dunlop, LLC, a Delaware limited liability company, for an amount of $12,972,200 (the “Creekside Senior Loan”), which loan is secured by the Creekside property. The Creekside Senior Loan matures on November 1, 2050 and bears interest at a fixed rate of 4.60% per annum. Prepayment of the Creekside Senior Loan was prohibited before December 1, 2012. On or after December 1, 2012 until November 30, 2020 a prepayment premium equal to a percentage of the principal balance would be due. The prepayment premium is 8% on December 1, 2012 and reduces by 1% every December 1 until December 1, 2020 when the Creekside Senior Loan can be prepaid without penalty. The Creekside Senior Loan is nonrecourse to the Creekside Borrower, subject to certain provisions in the HUD Regulatory Agreement, which states that the Creekside Borrower and all of its existing and future members will be liable for any funds or property which they receive but are not entitled to and for acts and deeds by themselves or others which they have authorized in violation of the provisions of the Regulatory Agreement.

Enders Mortgage Payable

On October 2, 2012, the Company, through an indirect subsidiary (the “Enders Borrower”), entered into a loan with Jones Lang LaSalle Operations, LLC, an Illinois limited liability company, for an amount of $17,500,000 (the “Enders Senior Loan”), which loan is secured by the Enders property. The loan was subsequently assigned to Freddie Mac. The Enders Senior Loan matures on November 1, 2022 and bears interest at a fixed rate of 3.97% per annum, with interest-only payments for the first two years and fixed monthly payments of approximately $83,245 based on a 30-year amortization schedule thereafter. Yield maintenance payments will be required to the extent prepaid before the sixth month prior to the maturity date; during the period from the sixth month prior to the maturity date to the third month prior to the maturity date, a prepayment premium of 1% of the loan amount will be required, and thereafter the loan may be prepaid without penalty. The Enders Senior Loan is nonrecourse to the Enders Borrower with recourse carve-outs for certain deeds, acts or failures to act on the part of the Enders Borrower, or any of its officers, members, managers or employees.

MDA Mortgage Payable

On December 17, 2012, the Company, through an indirect subsidiary (the “MDA Borrower”), entered into a loan with MONY Life Insurance Company for an amount of $37,600,000 (the “MDA Senior Loan”), which loan is secured by the MDA property. The MDA Senior Loan matures on January 1, 2023 and bears interest at a fixed rate of 5.35% per annum, with three years interest only and thereafter fixed monthly payments of approximately $209,964 based on a 30-year amortization schedule thereafter. The MDA Senior Loan may be prepaid, in full, at any time beginning in the third year of the term on at least 30 business days prior notice and the payment of a prepayment premium equal to the greater of (a) 1% of the principal balance and (b) a yield maintenance amount determined under the promissory note. The MDA Senior Loan is nonrecourse to the MDA Borrower with recourse carve-outs for certain deeds, acts or failures to act on the part of the MDA Borrower, or any of its officers, members, managers or employees.

F-19

As of December 31, 2012, contractual principal payments for the five subsequent years and thereafter are as follows (in thousands):

Year	Total
2013	$491,567
2014	566,896
2015	1,207,041
2016	1,719,827
2017	1,742,251
Thereafter	85,201,796
$90,929,378
Add: Unamortized fair value debt adjustment	5,170,312
Total	$96,099,690

Note 8 – Line of Credit

On October 2, 2012, the Company entered into a working capital line of credit provided by Bluerock Special Opportunity + Income Fund II, LLC (“SOIF II”) and Bluerock Special Opportunity + Income Fund III, LLC (“SOIF III”), both of which are affiliates of our Sponsor, pursuant to which it may borrow up to $12.5 million (the “BEMT LOC”). The BEMT LOC has a 6-month term. The maturity date is April 2, 2013, and may be prepaid without penalty. It bears interest compounding monthly at a rate of 30-day LIBOR + 6.00%, subject to a minimum rate of 7.50%, annualized for three months, and thereafter bears interest compounding monthly at a rate of 30-day LIBOR + 6.00%, subject to a minimum rate of 8.50% for the remainder of the term. Interest on the BEMT LOC will be paid on a current basis from cash flow distributed to the Company from its real estate assets. The BEMT LOC is secured by a pledge of the Company’s unencumbered real estate assets, including those of its wholly owned subsidiaries. At December 31, 2012, the outstanding balance on the working capital line of credit was $11,935,830 and $564,170 was available for borrowing.

Note 9 – Notes Payable

The carrying amounts of the notes payable as of December 31, 2012 and 2011 are as follows:

			Principal Outstanding December 31,
Note Payable	Maturity	Interest Rate as of December 31, 2012 and 2011	2012	2011
Augusta	August 28, 2012	7.0%	$-	$1,931,484
Springhouse	June 3, 2012	7.0%	-	646,067
Hillsboro	March 31, 2012	7.0%	-	1,257,027
			$-	$3,834,578

On September 1, 2010, BEMT Augusta LLC (“BEMT Augusta”), entered into a loan agreement with one of our Advisor’s affiliates, SOIF pursuant to which it borrowed $1.9 million (the “SOIF Augusta Loan”), in connection with the Augusta Property closing. The SOIF Augusta Loan initially had a six-month term maturing February 28, 2011, which was subsequently extended to August 31, 2011, and again to February 28, 2012 and again to August 28, 2012. It bore interest compounding monthly at a rate of 30-day LIBOR + 5.00%, subject to a minimum rate of 7.00%, annualized. Interest on the loan was paid on a current basis from cash flow distributed to us from BR Augusta Managing Member, LLC (“Augusta Managing Member JV Entity”). The SOIF Augusta Loan was secured by a pledge of our indirect membership interest in the Augusta property and a pledge of BEMT Augusta’s membership interest in the Augusta Managing Member JV Entity. The remaining loan balance, plus accrued interest, was paid in full on June 29, 2012.

On December 3, 2009, BEMT Springhouse LLC, a wholly-owned subsidiary of our operating partnership (“BEMT Springhouse”), entered into a loan agreement with SOIF pursuant to which BEMT Springhouse borrowed $2.8 million (the “SOIF Springhouse Loan”). The SOIF Springhouse Loan initially had a six-month term, maturing June 3, 2010, which was subsequently extended to December 3, 2010, and again to June 3, 2011, and again to December 3, 2011 and again to June 3, 2012.  It bore interest compounding monthly at a rate of 30-day LIBOR + 5.00%, subject to a minimum rate of 7.00%, annualized. Interest on the loan was paid on a current basis from cash flow distributed to us from BR Springhouse Managing Member, LLC (the “Springhouse Managing Member JV Entity”). The SOIF Springhouse Loan was secured by a pledge of our indirect membership interest in the Springhouse property and a pledge of BEMT Springhouse’s membership interest in the Springhouse Managing Member JV Entity. A partial repayment in the amount of $1.1 million was made on June 23, 2010. An additional partial repayment in the amount of $1.0 million was made on December 29, 2011. The remaining loan balance, plus accrued interest, was paid in full on March 30, 2012.

F-20

On September 30, 2010, BEMT Hillsboro LLC entered into a loan agreement with one of our Advisor’s affiliates, SOIF II pursuant to which it borrowed $1.3 million (the “SOIF II Hillsboro Loan).  The SOIF II Hillsboro Loan initially had a six-month term maturing March 31, 2011, which was subsequently extended to September 30, 2011, and again to March 31, 2012.  It bore interest compounding monthly at a rate of 30-day LIBOR + 5.00%, subject to a minimum rate of 7.00%, annualized.  Interest on the loan was paid on a current basis from cash flow distributed to us from BR Hillsboro Managing Member, LLC (“Hillsboro Managing Member JV Entity”). The SOIF II Hillsboro Loan was secured by a pledge of our indirect membership interest in the Hillsboro property and a pledge of BEMT Hillsboro’s membership interest in the Hillsboro Managing Member JV Entity. The loan plus accrued interest was paid in full on March 30, 2012.

During the years ended December 31, 2012 and 2011, the Company incurred approximately $1,211,951 and $346,840, respectively of interest expense.

Note 10 – Fair Value Measurement Financial Instruments

As of December 31, 2012 and 2011, the Company believes the carrying values of cash and cash equivalents and receivables and payables from affiliates, accounts payable, accrued liabilities, distribution payable and notes payable approximate their fair values based on their highly-liquid nature and/or short-term maturities, including prepayment options. As of December 31, 2012, the carrying value and approximate fair value of the mortgage payables, as presented on the balance sheet, were $96.1 million and $97.7 million, respectively. The fair value of mortgage payables is estimated based on the Company’s current interest rates (Level 3 inputs) for similar types of borrowing arrangements. The only nonrecurring fair value measurements during the year ended December 31, 2012 were in connection with the consolidation of previously unconsolidated properties, as discussed in Note 3, “Business Combinations and Sale of Joint Venture Equity Interests.”  As of December 31, 2011, the Company had no significant assets or liabilities measured at fair value on a recurring or nonrecurring basis.

Note 11 – Related Party Transactions

In connection with the Company’s investments, it entered into loan agreements with SOIF and SOIF II, the terms of which are described above in Note 9 - Notes Payable. The Company also entered into the BEMT LOC with SOIF II and SOIF III, the terms of which are described above in Note 8 – Line of Credit.

As of December 31, 2012, $2,965,111 of organizational and offering costs have been incurred on the Company’s behalf. The Company is liable to reimburse these costs only to the extent selling commissions, the dealer manager fee and other organization and offering costs do not exceed 15% of the gross proceeds of the Initial Public Offering. When recorded by the Company, organizational costs are expensed and third-party offering costs are charged to stockholders’ equity. Organizational and offering costs will be reimbursed from the gross proceeds of the Initial Public Offering. Through December 31, 2012, $3,380,792 of offering costs have been charged to stockholders’ equity and, in 2010, $49,931 of organizational costs were expensed.

The Advisor performs its duties and responsibilities as the Company’s fiduciary under an advisory agreement. The advisory agreement has a one-year term expiring October 14, 2013, and may be renewed for an unlimited number of successive one-year periods upon the mutual consent of the Company and its Advisor. The Advisor conducts the Company’s operations and manages its portfolio of real estate investments under the terms of the advisory agreement. Certain of the Company’s affiliates will receive fees and compensation in connection with the Initial Public Offering, and the acquisition, management and sale of its real estate investments.

The Company pays its Advisor a monthly asset management fee for the services it provides pursuant to the advisory agreement. On September 26, 2012, the Company amended the advisory agreement to reduce the monthly asset management fee from one-twelfth of 1.0% of the higher of the cost or the value of each asset to one-twelfth of 0.65% of the higher of the cost or the value of each asset, where (A) cost equals the amount actually paid, excluding acquisition fees and expenses, to purchase each asset it acquires, including any debt attributable to the asset (including any debt encumbering the asset after acquisition), provided that, with respect to any properties the Company develops, constructs or improves, cost will include the amount expended by the Company for the development, construction or improvement, and (B) the value of an asset is the value established by the most recent independent valuation report, if available, without reduction for depreciation, bad debts or other non-cash reserves. The asset management fee will be based only on the portion of the cost or value attributable to our investment in an asset if the Company does not own all of an asset.

F-21

Pursuant to the advisory agreement, the Advisor receives an acquisition fee for its services in connection with the investigation, selection, sourcing, due diligence and acquisition of a property or investment. On September 26, 2012, the Company amended its advisory agreement to increase the acquisition fee from 1.75% to 2.50% of the purchase price. The purchase price of a property or investment will equal the amount paid or allocated to the purchase, development, construction or improvement of a property, inclusive of expenses related thereto, and the amount of debt associated with such real property or investment. The purchase price allocable for joint venture investments will equal the product of (1) the purchase price of the underlying property and (2) the Company’s ownership percentage in the joint venture. Acquisition and disposition fees of $3,426,267, zero and $362,766 were incurred during the years ended December 31, 2012, 2011 and 2010, respectively.

The Advisor also receives a financing fee equal to 1% of the amount, under any loan or line of credit, made available to the Company. The Advisor may re-allow some or all of this fee to reimburse third parties with whom it may subcontract to procure such financing for the Company. In addition, to the extent the Advisor provides a substantial amount of services in connection with the disposition of one or more of our properties or investments (except for securities that are traded on a national securities exchange), the Advisor will receive fees equal to the lesser of (A) 1.5% of the sales price of each property or other investment sold or (B) 50% of the selling commission that would have been paid to a third-party broker in connection with such a disposition. In no event may disposition fees paid to the Advisor or its affiliates and unaffiliated third parties exceed in the aggregate 6% of the contract sales price. In addition to the fees payable to the Advisor, the Company reimburses the Advisor for all reasonable expenses incurred in connection with services provided to the Company, subject to the limitation that it will not reimburse any amount that would cause the Company’s total operating expenses at the end of the four preceding fiscal quarters to exceed the greater of 2% of our average invested assets or 25% of its net income determined (1) without reductions for any additions to reserves for depreciation, bad debts or other similar non-cash reserves and (2) excluding any gain from the sale of our assets for the period. Notwithstanding the above, the Company may reimburse amounts in excess of the limitation if a majority of its independent directors determines such excess amount was justified based on unusual and non-recurring factors. If such excess expenses are not approved by a majority of the Company’s independent directors, the Advisor must reimburse us at the end of the four fiscal quarters the amount by which the aggregate expenses during the period paid or incurred by us exceeded the limitations provided above. The Company will not reimburse the Advisor for personnel costs in connection with services for which the Advisor receives acquisition, asset management or disposition fees. From January 1, 2009 through March 31, 2011, the Company’s Advisor and its affiliates incurred $677,415 of operating expenses on our behalf. Due to the limitation discussed above and because operating expenses incurred directly by the Company exceeded the 2% threshold, the amount due to the Advisor had not been recorded in the financial statements as of December 31, 2010. Further, $973,607 had been recorded as a receivable from the Advisor as of December 31, 2010 for the excess operating expenses incurred directly by the Company over the 2% threshold. The Company’s Board of Directors, including all of its independent directors, reviewed the total operating expenses for the four fiscal quarters ended December 31, 2009 (and the four fiscal quarters ended each quarter after) and an estimate of the Company’s total operating expenses for the four fiscal quarters to end March 31, 2011 and unanimously determined the excess amount to be justified because of the costs of operating a public company in its early stage of operation. Upon approval of these costs on March 22, 2011, $1,646,818 of these costs were expensed and $677,415 became a liability to the Company, payable to its Advisor and its affiliates, which was paid in the third quarter of 2012. The Board of Directors has previously approved such expenses, all 2011 and 2012 operating expenses have been expensed as incurred. As of December 31, 2012, $677,415 has been paid to the Company’s Advisor.

The Company has issued 1,000 shares of convertible stock, par value $0.01 per share, to the Company’s Advisor. The convertible stock will convert to shares of common stock if and when: (A) the Company has made total distributions on the then outstanding shares of its common stock equal to the original issue price of those shares plus an 8% cumulative, non-compounded, annual return on the original issue price of those shares or (B) subject to specified conditions, the Company lists its common stock for trading on a national securities exchange. A “listing” will be deemed to have occurred on the effective date of any merger of the Company in which the consideration received by the holders of its common stock is the securities of another issuer that are listed on a national securities exchange. Upon conversion, each share of convertible stock will convert into a number of shares of common stock equal to 1/1000 of the quotient of (A) 15% of the excess of (1) the Company’s “enterprise value” (as defined in the Company’s charter) plus the aggregate value of distributions paid to date on the outstanding shares of its common stock over the (2) aggregate purchase price paid by the stockholders for those shares plus an 8% cumulative, non-compounded, annual return on the original issue price of those shares, divided by (B) the Company’s enterprise value divided by the number of outstanding shares of common stock, in each case calculated as of the date of the conversion. If an event triggering the conversion occurs after the advisory agreement with the Advisor is not renewed or terminates (other than because of a material breach by the Advisor), the number of shares of common stock the Advisor will receive upon conversion will be prorated to account for the period of time the advisory agreement was in force.

F-22

The Company may pay Bluerock REIT Property Management, LLC, a wholly owned subsidiary of the Advisor, a property management fee equal to 4% of the monthly gross income from any properties it manages. In general, the Company contracts property management services for certain properties directly to non-affiliated third parties, in which event it will pay the Advisor an oversight fee equal to 1% of monthly gross revenues of such properties.

All of the Company’s executive officers and some of its directors are also executive officers, managers and/or holders of a direct or indirect controlling interest in the Advisor and other Bluerock-affiliated entities. As a result, they owe fiduciary duties to each of these entities, their members and limited partners and investors, which fiduciary duties may from time to time conflict with the fiduciary duties that they owe to the Company and its stockholders.

Some of the material conflicts that the Advisor or its affiliates face are: 1) the determination of whether an investment opportunity should be recommended to us or another Bluerock-sponsored program or Bluerock-advised investor; 2) the allocation of the time of key executive officers, directors, and other real estate professionals among the Company, other Bluerock-sponsored programs and Bluerock-advised investors, and the activities in which they are involved; 3) the fees received by the Advisor and its affiliates in connection with transactions involving the purchase, management and sale of investments regardless of the quality of the asset acquired or the service provided us; and 4) the fees received by the Advisor and its affiliates in connection with the Initial Public Offering.

Pursuant to the terms of the advisory agreement, summarized below are the related party amounts payable to our Advisor, as well as other affiliates, as of December 31, 2012 and 2011. During the year ended December 31, 2012, the Company paid the Advisor approximately $1.3 million of its outstanding accounts payable, leaving a balance of $1.4 million. There were no related party amounts receivable as of December 31, 2012 or 2011.

	December 31, 2012	December 31, 2011
Asset management and oversight fees	$426,938	$562,732
Acquisition fees	322,440	81,776
Financing fees	5,891	14,491
Reimbursable operating expenses	431,850	900,512
Reimbursable offering costs	197,300	171,099
Reimbursable organizational costs	49,931	49,931
Other	388,217	10,899
Total related-party amounts payable	$1,822,567	$1,791,440

In addition to the amounts shown above, the Company’s Advisor has incurred on the Company’s behalf $2,407,524 of offering costs which will become payable as additional offering proceeds are raised to the extent that selling commissions, dealer manager fees and other organization and offering costs do not exceed 15% of gross offering proceeds.

Note 12 – Stockholders’ Equity (Deficit)

Net Income (Loss) Per Common Share

Basic net income (loss) per common share is computed by dividing net income (loss) attributable to common shareholders, less dividends on restricted stock expected to vest plus gains on redemptions on common stock, by the weighted average number of common shares outstanding for the period. Diluted net loss per common share is computed by dividing net income (loss) attributable to common shareholders by the sum of the weighted average number of common shares outstanding and any potential dilutive shares for the period. Under the two-class method of computing earnings per share, net income (loss) attributable to common shareholders is computed by adjusting net loss for the non-forfeitable dividends paid on non-vested restricted stock.

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The following table reconciles the components of basic and diluted net income (loss) per common share:

	For the Year Ended December 31,
	2012	2011	2010

Net income (loss) attributable to common shareholders	$3,920,841	$(4,315,331)	$(2,306,870)
Dividends on restricted stock expected to vest	(11,564)	(10,891)	(11,300)
Gain on redemption of common stock(2)	4,018	7,688	-
Basic net income (loss) attributable to common shareholders	$3,913,295	$(4,318,534)	$(2,318,170)
Weighted average common shares outstanding	1,679,778	809,304	333,701

Potential dilutive shares (1)	16,475	-	-
Weighted average common shares outstanding and potential dilutive shares	1,696,253	809,304	333,701

Basic income (loss) per share	$2.33	$(5.34)	$(6.95)
Diluted income (loss) per share	$2.31	$(5.34)	$(6.95)

(1) Excludes 15,559, and 16,142 shares related to non-vested restricted stock for the years ended December 31, 2011, and 2010, respectively as the effect would be anti-dilutive. Also excludes any dilution related to the 1,000 shares of convertible stock as the conversion would be anti-dilutive and currently there would be no conversion into common shares.

(2)Represents the difference between the fair value and carrying amount of the common stock upon redemption.

Common Stock

The Company is offering and selling to the public up to 100,000,000 shares of its $.01 par value common stock for $10.00 per share, with discounts available for certain categories of purchasers. The Company is also offering up to 30,000,000 shares of its $.01 par value common stock to be issued pursuant to our distribution reinvestment plan at $9.50 per share. On September 20, 2012, the Company filed a registration statement on Form S-11 with the SEC to register 50,000,000 shares of our common stock (exclusive of shares to be sold pursuant to the Company’s distribution reinvestment program) at a price of $10.00 per share (subject to certain volume discounts described in the prospectus), for maximum aggregate gross offering proceeds of $500.0 million, pursuant the Follow-On Offering. As permitted by Rule 415 under the Securities Act, the Company will continue the Initial Public Offering until the earlier of April 13, 2013 or the date the SEC declares the registration statement for the Follow-On Offering effective.

Convertible Stock

The Company has issued to its Advisor 1,000 shares of its convertible stock for an aggregate purchase price of $1,000. Upon certain conditions, the convertible stock will convert to shares of common stock with a value equal to 15% of the excess of (i) our enterprise value (as defined in our charter) plus the aggregate value of distributions paid to stockholders over (ii) the aggregate purchase price paid by stockholders for our shares plus a 8% cumulative, non-compounded, annual return on the original issue price paid for those outstanding shares

Share Repurchase Plan and Redeemable Common Stock

The Company has adopted a share repurchase plan that may enable stockholders to sell their shares to the Company in limited circumstances.

There are several limitations on the Company’s ability to repurchase shares under the share repurchase plan:

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•	The Company may not repurchase shares until the stockholder has held the shares for one year.
•	During any calendar year, the share repurchase plan limits the number of shares the Company may repurchase to those that the Company could purchase with the net proceeds from the sale of shares under the distribution reinvestment plan during the previous fiscal year.
•	During any calendar year, the Company may not repurchase in excess of 5% of the number of shares of common stock outstanding as of the same date in the prior calendar year.

Pursuant to the terms of our share repurchase plan, the purchase price for shares repurchased under the share repurchase plan reflect our estimated value per share of $10.04 as of December 17, 2012. Except in the instance of a stockholder’s death or qualifying disability, we will repurchase shares at the lesser of (1) 100% of the average price per share the original purchaser paid to us for all of the shares (as adjusted for any stock distributions, combinations, splits, recapitalizations, special distributions and the like with respect to our common stock), or (2) $9.04 per share (i.e., 90% of our estimated net asset value per share of $10.04). Repurchases sought upon a stockholder’s death or “qualifying disability”, as that term is defined in our share repurchase plan, will be made at a repurchase price of $10.04 per share. Shares subject to repurchase must be held for at least one year. The Company has no obligation to repurchase shares if the repurchase would violate the restrictions on distributions under Maryland law, which prohibits distributions that would cause a corporation to fail to meet statutory tests of solvency.

The Company’s Board of Directors may amend or modify any provision of the plan at any time in its discretion without prior notice to participants. In the event that the Company’s Board of Directors amends, suspends or terminates the share repurchase plan, however, the Company will send stockholders notice of the change(s) following the date of such amendment, suspension or modification, and will disclose the change(s) in a report filed with the SEC on either Form 8-K, Form 10-Q or Form 10-K, as appropriate.

The Company records amounts that are redeemable under the share repurchase plan as redeemable common stock in the accompanying consolidated balance sheets because the shares are redeemable at the option of the holder and, therefore, their redemption is outside the Company’s control. The maximum amount redeemable under the Company’s share repurchase plan is limited to the number of shares the Company could repurchase with the amount of the net proceeds from the sale of shares under the distribution reinvestment plan during the prior fiscal year. However, because the amounts that can be repurchased in future periods are determinable and only contingent on an event that is likely to occur (e.g., the passage of time), the Company presents the net proceeds from the current dividend reinvestment plan, net of current year redemptions, as redeemable common stock in the accompanying consolidated balance sheets.

The Company classifies financial instruments that represent a mandatory obligation to the Company to repurchase shares as liabilities. When the Company determines it has a mandatory obligation to repurchase shares under the share repurchase plan, the Company will reclassify such obligations from temporary equity to a liability based upon their respective settlement values. In addition, upon reclassification of such obligation to a liability, the difference between the fair value of the instrument and the carrying amount should be added to (or subtracted from) net earnings available to common shareholders in the calculation of earnings per share.

The Company limits the dollar value of shares that may be repurchased under the program as described above. During the year ended December 31, 2012, the Company redeemed $271,772 of common stock as a result of redemption requests. Proceeds from our distribution reinvestment plan for the year ended December 31, 2011 were $212,767, which under our share redemption plan establishes the maximum amount of redemption requests we may satisfy during the year ended December 31, 2012, subject to exceptional circumstances as determined by our Board of Directors. As of December 31, 2012, we received a total of four redemption requests during the twelve month period ended December 31, 2012 for an aggregate of 10,500 shares, not including the partial and wholly deferred redemption requests from the year ended December 31, 2011 in the amount of $192,022. We honored the deferred redemption requests from 2011 in full. Of the remaining four redemption requests, we honored a total of 8,000 shares aggregating $79,750, of which $59,005 was repurchased based on extraordinary circumstances, and deferred the remaining redemption requests with respect to 2,500 shares. The average redemption price for the fulfilled redemptions during the twelve months ended December 31, 2012 was $9.96 per share. Funds for the payment of redemption requests were derived from the proceeds of our distribution reinvestment plan and net proceeds from the sale of our interest in the Meadowmont property. Based on the amount of net proceeds raised from the sale of shares under the dividend reinvestment plan during the year ended December 31, 2012, totaling $454,711, less the $59,005 redeemed in September 2012, additional redemption requests in 2012 may be redeemed up to $395,706 in 2013. As the Company has received additional redemption requests totaling $23,125 that it will have capacity to fill in 2013 based on net proceeds from the sale of the shares under the dividend reinvestment plan for the year ended December 31, 2012, it has reclassified this amount from redeemable common stock to other accrued liabilities as of December 31, 2012.

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Equity Compensation Plan

The Company has adopted the Bluerock Multifamily Growth REIT, Inc. Long Term Incentive Plan, which the Company refers to as the Incentive Plan, in order to enable us to (1) provide an incentive to our employees, officers, directors, and consultants and employees and officers of our Advisor to increase the value of our common stock, (2) give such persons a stake in our future that corresponds to the stake of each of our stockholders, and (3) obtain or retain the services of these persons who are considered essential to our long-term success, by offering such persons an opportunity to participate in our growth through ownership of our common stock or through other equity-related awards. The Company intends to issue awards only to its independent directors under its Incentive Plan (which awards will be granted under the independent director’s compensation plan). The Company has reserved and authorized an aggregate number of 2,000,000 shares of its common stock for issuance under the Incentive Plan.

Stock-based Compensation for Independent Directors

The Company’s independent directors received an automatic grant of 5,000 shares of restricted stock on the effective date of the Initial Public Offering and will receive an automatic grant of 2,500 shares of restricted stock when such directors are reelected at each annual meeting of the Company’s stockholders thereafter. Each person who thereafter is elected or appointed as an independent director will receive an automatic grant of 5,000 shares of restricted stock on the date such person is first elected as an independent director and an automatic grant of 2,500 shares of restricted stock when such director is reelected at each annual meeting of our stockholders thereafter. To the extent allowed by applicable law, the independent directors will not be required to pay any purchase price for these grants of restricted stock. The restricted stock will vest 20% at the time of the grant and 20% on each anniversary thereafter over four years from the date of the grant. All restricted stock may receive distributions, whether vested or unvested. The value of the restricted stock to be granted is not determinable until the date of grant.

On August 8, 2012, the Company’s three independent directors received an automatic grant of 2,500 shares each of restricted stock after their re-election to the Board of Directors at the Company’s annual meeting.

A summary of the status of the Company’s non-vested shares as of December 31, 2012, 2011 and 2010, is as follows:

Non Vested shares	Shares	Weighted average grant-date fair value
Balance at January 1, 2010	12,000	$120,000
Granted	7,500	75,000
Vested	(4,500)	(45,000)
Forfeited	-	-
Balance at December 31, 2010	15,000	150,000
Granted	7,500	75,000
Vested	(6,000)	(60,000)
Forfeited	-	-
Balance at December 31, 2011	16,500	165,000
Granted	7,500	75,000
Vested	(7,500)	(75,000)
Forfeited	-	-
Balance at December 31, 2012	16,500	$165,000

At December 31, 2012, there was $132,500 of total unrecognized compensation cost related to unvested stock options granted under the Plan. That cost is expected to be recognized over a period of four years. The total fair value of shares vested during the year ended December 31, 2012, was $75,000.

The Company currently uses authorized and unissued shares to satisfy share award grants.

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Distributions

Distributions, including distributions paid by issuing shares under the distribution reinvestment plan, for the year ended December 31, 2012 were as follows:

	Distributions
2012	Declared	Paid
First Quarter	$213,217	$197,708
Second Quarter	272,107	255,192
Third Quarter	332,188	313,424
Fourth Quarter	374,316	359,026
	$1,191,828	$1,125,350

Distributions are calculated based on stockholders of record each day during the period at a rate of $0.00191781 per share per day and equal a daily amount that, if paid each day for a 365-day period, would equal a 7.0% annualized rate based on a purchase price of $10.00 per share.

Note 13 – Commitments and Contingencies

The Company is subject to various legal actions and claims arising in the ordinary course of business. Although the outcome of any legal matter cannot be predicted with certainty, management does not believe that any of these legal proceedings or matters will have a material adverse effect on the consolidated financial position or results of operations or liquidity of the Company.

Note 14 – Economic Dependency

The Company is dependent on the Advisor for certain services that are essential to the Company, including the identification, evaluation, negotiation, purchase and disposition of properties and other investments; management of the daily operations of its real estate portfolio; and other general and administrative responsibilities. In the event that these companies are unable to provide the respective services, the Company will be required to obtain such services from other sources.

Note 15 – Subsequent Events

The Company has performed an evaluation of subsequent events through the date the Company’s consolidated financial statements were issued. No material subsequent events, other than the items disclosed below, have occurred that required recognition or disclosure in these financial statements.

Appointment of Chief Executive Officer

On February 26, 2013, the Board of Directors of the Company appointed Randy I. Anderson, Ph.D., age 45, to serve as the Chief Executive Officer of the Company, at the recommendation of R. Ramin Kamfar, the Chairman of the Board of the Company. Dr. Anderson was appointed Chief Executive Officer of the Company to serve in such capacity, effective February 26, 2013, until his successor is elected and qualifies or until his earlier death, resignation or removal. The appointment of Dr. Anderson as the Chief Executive Officer of the Company was not made pursuant to any arrangement or understanding between him and any other person.  In connection with Dr. Anderson’s appointment to Chief Executive Officer, R. Ramin Kamfar has stepped down as Chief Executive Officer of the Company effective February 26, 2013, but will remain in his position as the Chairman of the Board of the Company and will remain available to and assist Dr. Anderson in his role of Chief Executive Officer as needed.  Mr. Kamfar’s stepping down as Chief Executive Officer was not the result of any disagreements with the Company on any matters relating to the Company’s operations, policies or practices.

Dr. Anderson serves as the Chief Executive Officer for our Advisor.  He also serves as President of Bluerock Real Estate, LLC, which he joined in April 2012.

Change of Corporate Name

Effective February 22, 2013, the Company changed its name from Bluerock Enhanced Multifamily Trust, Inc. to Bluerock Multifamily Growth REIT, Inc. The name change was effected pursuant to an amendment to the charter of the Company (the “Charter Amendment”), which was filed with the Maryland State Department of Assessments and Taxation on February 22, 2013. The Charter Amendment was duly approved by at least a majority of the Board of Directors of the Company, and was made without action by the stockholders of the Company.

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Amendment of Advisory Agreement

On February 26, 2013, pursuant to a resolution approved by the Company’s Board of Directors, including its independent directors, the Company and the Company’s advisor, Bluerock Multifamily Advisor, LLC (the “Advisor”), agreed to amend the Second Amended and Restated Advisory Agreement (the “Amended Advisory Agreement”) to eliminate the payment of any internalization fee or origination fees in connection with investments in loans, payable to the Advisor.

Pursuant to the terms of the Amended Advisory Agreement, the Company was required to pay consideration to the Advisor, based on the valuation of the Advisor as determined by an independent investment banking firm (the “Internalization Fee”), in the event the Company elected to become a self-administered REIT by merging with the Advisor so as to internalize the management functions performed by the Advisor. Upon the recommendation of the Advisor, the Company and the Advisor agreed that it was in the best interests of the Company and its investors to eliminate the payment of the Internalization Fee.

Pursuant to the terms of the Amended Advisory Agreement, an origination fee (the “Origination Fee”) was to be paid by the Company to the Advisor as compensation for the Advisor’s investigation, selection, sourcing, due diligence and acquisition or origination of real estate-related loans. The Origination Fee for each such acquisition or origination was to be equal to 1.75% of the greater of (i) the amount funded by the Company to originate each real estate-related loan, or (ii) the purchase price of any real estate-related loan that the Company acquired, including third-party expenses. The Company no longer intends to invest in or originate real estate-related loans, and therefore the Company and the Advisor have agreed to amend the Amended Advisory Agreement to reflect that no Origination Fee is payable by the Company to the Advisor.

The Company, the Advisor and Bluerock Multifamily Holdings, L.P., the Company’s operating partnership, have entered into a Third Amended and Restated Advisory Agreement dated February 27, 2013, which reflects the elimination of the Origination Fee and the Internalization Fee.

Amendment of Affiliate Working Capital Line of Credit

Pursuant to the terms of the BEMT LOC, the Company is entitled to extend the maturity date in its sole and absolute discretion, with at least five (5) days’ prior written notice to the SOIFs, for an additional six (6) month period to bear interest compounding monthly at a rate of 30-day LIBOR + 6.00%, subject to a minimum rate of 8.50%.

On March 4, 2013, the Company, SOIF II and SOIF III agreed to amend the BEMT LOC pursuant to the terms of an amendment, which increased the amount that the Company may borrow from $12.5 million to $13.5 million, and extended the initial term by six (6) months to October 2, 2013, to bear interest compounding monthly at a rate of 30-day LIBOR + 6.00%, subject to a minimum rate of 8.50%. All other terms of the BEMT LOC remain unchanged and as previously disclosed in the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on October 9, 2012.

In accordance with the requirements of the Company’s charter, the amendment of the BEMT LOC was reviewed and approved by a majority of the Company’s board of directors (including a majority of the independent directors) as being fair, competitive, and commercially reasonable and no less favorable to the Company than loans between unaffiliated parties under the same circumstances.

Status of the Offering

For the period January 1, 2013 through March 4, 2013, the Company sold approximately 75,286 shares of common stock for gross proceeds of $595,862 including issuances through its distribution reinvestment plan.

Distributions Paid

Distributions Declared Daily For Each Day in Month Listed	Date Paid	Total Distribution	Cash Distribution	Dollar amount of Shares Issued pursuant to the distribution reinvestment plan
December 2012	January 2, 2013	$129,656	$80,100	$49,556
January 2013	February 1, 2013	$133,325	$81,973	$51,352
February 2013	March 1, 2013	$122,186	$74,665	$47,521

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Distributions Declared

On March 4, 2013, our Board of Directors declared distributions based on daily record dates for the period from April 1, 2013 through June 30, 2013. Distributions payable to each stockholder of record were or will be paid in cash on or before the 15th day of the following month.

Distributions are calculated based on stockholders of record per day during the period at a rate of $0.00191781 per share per day and equal a daily amount that, if paid each day for a 365-day period, would equal a 7.0% annualized rate based on a purchase price of $10.00 per share.

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